

恒生銀行

HANG SENG BANK

理財創富 專注為你

Managing wealth for you, with you.

RECEIVED

2006 AUG 22 A 10:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: HOS LGA 060557
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

17 August 2006



06016229

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

We are pleased to enclose, for your reference and retention, a printed copy of Hang Seng Bank's 2006 Interim Report (English version).

Yours faithfully

S W Fong
Assistant Company Secretary

Encl

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong



獲頒國際證書 ISO 14001 certified



HANG SENG BANK



2006 INTERIM REPORT

CONTENTS

RESULTS IN BRIEF

	30 June 2006	*30 June 2005*	*31 December 2005*
For the half-year ended	**HK$m**	HK$m	HK$m
Operating profit excluding loan impairment charges and other credit risk provisions	**6,387**	5,934	5,752
Operating profit	**6,353**	5,632	5,436
Profit before tax	**7,513**	7,062	6,296
Profit attributable to shareholders	**6,190**	6,045	5,297
	HK$	HK$	HK$
Earnings per share	**3.24**	3.16	2.77
Dividends per share	**2.20**	2.20	3.00
At period-end	**HK$m**	HK$m	HK$m
Shareholders' funds	**43,718**	41,500	42,571
Total assets	**628,289**	572,233	580,820
Ratios	**%**	%	%
For the half-year ended			
Return on average shareholders' funds	**29.0**	29.7	25.2
Cost efficiency ratio	**26.8**	26.7	29.4
Average liquidity ratio	**50.9**	43.6	46.6
At period-end			
Total capital ratio *	**14.2**	12.4	12.8
Tier 1 capital ratio *	**11.0**	10.5	10.4

* *The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

Hang Seng made solid progress in the first half of 2006, supported by a buoyant local economy.

Steps to expand and diversify our customer base led to increases in total deposits and loan balances. Together with the effects of rising interest rates, these increases underpinned growth in net interest income.

We expanded our wealth management and commercial banking businesses, with good growth in investment services and insurance, trading profit and trade finance.

Operating profit excluding loan impairment charges and other credit risk provisions was HK$6,387 million, an increase of HK$453 million, or 7.6 per cent, compared with the first half of 2005.

Attributable profit after taxation and minority interests was HK$6,190 million, an increase of 2.4 per cent compared with the same period last year which benefited from a large property revaluation surplus.

In June we undertook our first-ever US dollar subordinated notes offering. The US$450 million issue has further strengthened our capital base for future business expansion. Along with the HK$2,575 million growth in retained profits, this helped our total capital ratio as at 30 June 2006 reach 14.2 per cent, compared with 12.8 per cent at the end of 2005. Our tier 1 ratio also improved, rising 0.6 percentage points to 11 per cent.

The increase in retained profits was also reflected in shareholders' funds, which, excluding proposed dividends, rose by 6.9 per cent to reach HK$41,615 million. Return on average shareholders' funds was 29 per cent, compared with 29.7 per cent a year earlier.

Earnings per share were up 2.5 per cent at HK$3.24.

The Directors have declared a second interim dividend of HK$1.10 per share. Along with the first interim dividend of HK$1.10 per share, the total distribution for the first half of 2006 is HK$2.20 per share, the same as that in the first half of last year.

Personal Financial Services' operating profit excluding loan impairment charges rose by 7 per cent to HK$3,960 million. This rise reflects a 23.9 per cent increase in wealth management income to HK$2,211 million, driven by strong growth in our securities, life insurance and private banking businesses.

Further efforts to deepen relationships with customers saw Commercial Banking's operating profit excluding loan impairment charges increase by 21.8 per cent to HK$933 million. Total loans were up 9.9 per cent compared with the end of 2005, supported by good growth in commercial loans and trade finance.

Corporate Banking's operating profit excluding loan impairment charges fell by 8.2 per cent to HK$257 million as high levels of liquidity and market competition among lenders continued to exert downward pressure on pricing.

Rising interest rates further compressed spreads on treasury balance sheet management portfolios. This outweighed the encouraging 201.6 per cent growth in net trading income with Treasury recording a 39 per cent decline in operating profit excluding loan impairment charges to HK$444 million.

We increased our service capabilities in mainland China by hiring about 100 new staff and opening a fourth sub-branch in Shanghai. We also recently became the first foreign bank to receive approval to open a branch in Dongguan.

Investments in human resources and increasing rental expenses saw operating costs rise by 8.4 per cent to HK$2,338 million.

Success relies heavily on having a dedicated and talented team. I would like to thank all staff for their commitment to service excellence and strong contributions to business growth.

The outlook for the rest of the year remains broadly positive with interest rate trends likely to have the greatest influence on economic performance. Sustained strong growth on the Mainland should continue to benefit Hong Kong's exports and re-exports, although a small decline in trade activity is likely. Higher interest rates may restrain domestic demand slightly, particularly in the property sector, but consumption will be supported by improvement in the labour market.

Competition in the banking sector will remain keen. We will further build our capabilities in areas such as wealth management, small and medium-sized enterprise services and consumer lending that offer good growth prospects. We will continue to expand our Mainland business and invest in our staff, brand and delivery channels. We will enhance our product and service offerings. This will enable us to build on the progress made in the first half and deliver increasing value for shareholders.



Michael Smith
Chairman
Hong Kong, 31 July 2006

Improved economic conditions and initiatives taken according to our roadmap for growth helped Hang Seng move forward during the first half of 2006 in a keenly competitive banking environment.

Total operating income increased by 18.1 per cent compared with a year earlier to reach HK$12,396 million, reflecting growth in net interest income, trading profit, and income from investment services and insurance.

Operating profit excluding loan impairment charges and other credit risk provisions was up 7.6 per cent at HK$6,387 million. An 88.7 per cent reduction in loan impairment allowances saw operating profit rise by HK$721 million, or 12.8 per cent, to HK$6,353 million.

Pre-tax profit grew by 6.4 per cent to reach HK$7,513 million. Attributable profit after taxation and minority interests was HK$6,190 million, an increase of 2.4 per cent.

Our roadmap

As detailed in our 2005 annual results announcement in March this year, our roadmap sets out key priorities and targets designed to help us grow our business. Although still in the early stages, good progress has already been made.

Relationships with commercial customers, particularly small and medium-sized enterprises (SMEs), were further strengthened through initiatives such as the establishment of a new team to focus on servicing our high value non-borrowing customers and our Business Partner Direct 24-hour hotline as well as the opening of more Business Banking Centres. We also expanded our team of dedicated relationship managers to better serve the needs of middle-market enterprises.

These enhancements helped us win the award for Best Banking Service at the SME's Best Partner Awards 2006 organised by the Hong Kong Chamber of Small and Medium Business.

Commercial Banking increased its contribution to total pre-tax profit, moving closer to our five-year target of 20 per cent.

We grew our mainland China operations by increasing our number of outlets and hiring around 100 new staff. We deepened cooperation with Industrial Bank, focusing on areas such as credit card business, lending and cross-referral of customers.

As reflected in our new corporate tagline 'Managing wealth for you, with you', we stepped up efforts to meet the investment and insurance needs of our customers, driving a 23.9 per cent increase in wealth management income to HK$2,211 million.

With a 40.4 per cent rise in pre-tax profits, Private Banking is on track to meet its target of doubling profit within five years.

Treasury's trading profit increased by 201.6 per cent to HK$368 million following initiatives designed to help us achieve a more customer driven and diversified Treasury income base.

Financial highlights

At a Bank-wide level, net interest income grew by HK$1,111 million, or 21.1 per cent, to HK$6,375 million, excluding HK$847 million in net interest expenses on the trading and fair value portfolios.

The widening of spreads on Best Lending Rate-based loans, improvements in time deposit spreads and the contribution of net free funds outweighed the further compression of treasury balance sheet management portfolio yields and continuing pressure on corporate loan margins and mortgage pricing.

Net interest margin increased by 24 basis points to 2.37 per cent, reflecting a 41 basis point rise in contribution from net free funds and a 17 basis point fall in net interest spread.

Average interest-earning assets grew by 8.7 per cent to HK$541.3 billion. Total assets were up HK$47.5 billion, or 8.2 per cent, at HK$628.3 billion.

The active equities market drove an 88.4 per cent increase in securities-related income to HK$439 million. Along with rises in fee income from private banking and card services, this helped net fee income grow by 13 per cent to HK$1,782 million.

Trading profit was up 69.4 per cent at HK$659 million, attributable primarily to a 120.2 per cent rise in foreign exchange income. However, after deducting trading-related net interest expenses of HK$879 million, a net trading loss of HK$220 million was reported.

Operating expenses rose HK$182 million, or 8.4 per cent, due primarily to salary increases and the hiring of new staff for business expansion. Our number of full-time equivalent employees grew by 200 to 8,045.

However, our cost efficiency ratio remained low at 26.8 per cent, up just 0.1 percentage point on the same period last year.

In June, we enjoyed a good market response to our US dollar subordinated notes issue. The US$450 million offering improved our capital strength and helped expand our investor base inside and outside Hong Kong.

Our total and tier 1 capital ratios at 30 June 2006 were 14.2 per cent and 11 per cent respectively, up from 12.8 per cent and 10.4 per cent at the end of 2005.

We continue to enjoy the highest ratings given to banks in Hong Kong. In June, Moody's upgraded our long-term local currency deposit rating to Aa2 and assigned us a B+ bank financial strength rating. In July, Standard & Poor's raised our local and foreign currency long-term corporate credit ratings to AA.

Shareholders' funds (excluding proposed dividends) were up 6.9 per cent at HK$41,615 million, attributable primarily to a HK$2,575 million increase in retained profits. Return on average shareholders' funds was 29 per cent, one of the highest in the banking sector.

Loans and deposits

Customer deposits, including certificates of deposit and other instruments in issue, recorded growth of 5.4 per cent to reach HK$504.9 billion.

Advances to customers increased by 2.2 per cent to HK$266.5 billion. Continuing efforts to diversify our loan portfolio helped drive good growth in trade finance, commercial banking advances, mortgages and personal loans. This growth outweighed falls in mortgages under the suspended Government Home Ownership Scheme (GHOS) and lending to large corporations.

Lending to individuals (excluding GHOS mortgages) grew by 1.9 per cent. Despite intense competition in the residential mortgage sector, we achieved a 1.8 per cent increase in loan balance and gained market share.

Sustained consumer demand, underpinned by the buoyant labour market, helped personal loans grow by 16.8 per cent during the first half of 2006. Compared with a year earlier, personal loans rose by 41.4 per cent.

Credit card advances fell by 1.9 per cent compared with the end of 2005, due primarily to the repayment of tax bill payment balances. Year on year, card advances were up 15.2 per cent.

Loans to the wholesale and retail trade and the manufacturing industry rose by 7.4 per cent and 7.2 per cent respectively. Compared with 30 June 2005, lending to these sectors increased by 13.9 per cent and 9.3 per cent. Lending for property investment was up 3.6 per cent on the previous year-end and 13.4 per cent year on year. Trade finance recorded strong growth of 19.5 per cent since 31 December 2005 and 12.2 per cent year on year.

Loans for use outside Hong Kong rose by HK$1,951 million, or 12.3 per cent, over the end of 2005, driven primarily by a 21.7 per cent increase in lending by our Mainland branches.

Assisted by the benign credit conditions, loan impairment allowances fell to 0.33 per cent of gross advances to customers as at 30 June 2006, compared with 0.39 per cent at the end of 2005. Gross impaired advances as a percentage of gross total advances were down 0.1 percentage point at 0.4 per cent.

Customer group highlights

Personal Financial Services recorded a 7 per cent growth in operating profit excluding loan impairment charges to HK$3,960 million. Pre-tax profit was HK$3,897 million, a 1.8 per cent decline compared with the same period last year, which benefited from a HK$260 million net release in loan impairment allowances for mortgages and personal loans.

Despite pricing pressures created by keen competition for mortgage and deposits business, we grew net interest income by 5.4 per cent to HK$3,543 million. Average customer deposits rose by 9.1 per cent.

Wealth management income remained a central growth driver. We continued to expand and refine our range of products to take advantage of prevailing market conditions and meet customers' investment and insurance needs at all stages of life.

The buoyant securities market drove a 101.3 per cent rise in trading volume and helped securities-related income grow by 83.5 per cent.

In the rising interest rate environment, investor focus shifted to products offering higher potential returns. Building on our previous success with capital-guaranteed funds, we achieved record high sales of equity and high yield fixed-income funds.

The excellent customer response to our new Monthly Income Retirement Plan underpinned the 28.4 per cent increase in life insurance income to HK$697 million. We continued to gain market share in terms of new annualised premiums.

Private banking recorded significant increases in customer base and assets under management, resulting in strong growth of 42.1 per cent in total operating income.

Continuous customer acquisition efforts and the launch of new cards saw cards in issue grow by 3.6 per cent to 1.32 million. Card spending was up 9.2 per cent year on year.

Commercial Banking's operating profit excluding loan impairment charges increased by an encouraging 21.8 per cent to $933 million, outpacing year-on-year growth of 11.3 per cent in 2005. A HK$26 million net release in loan impairment allowances following a HK$453 million charge at the same time last year led to a 150.8 per cent rise in pre-tax profit to HK$1,096 million. Net interest income rose 25.3 per cent to HK$920 million.

The development of deeper customer relationships helped trade finance and commercial loans grow by 17.8 per cent and 18.1 per cent respectively.

The introduction of corporate wealth management advisors proved effective, contributing to a 21.2 per cent increase in net fees and commissions and a 16.7 per cent growth in net trading income.

Corporate Banking's pre-tax profit benefited from a release in loan impairment allowances, compared with a charge in the same period last year, rising 58.5 per cent to HK$271 million. Operating profit excluding loan impairment charges fell by 8.2 per cent to HK$257 million.

With the competitive lending market and high levels of liquidity driving down margins on corporate loans, Corporate Banking continued with its strategy of diversifying its loan portfolio, cross-selling Treasury products and growing its Mainland client base.

Treasury's trading profit increased by an encouraging HK$246 million following efforts to enhance proprietary trading capability, expand corporate treasury services and introduce more structured products for Personal Financial Services and Commercial Banking customers.

However, with interest rate rises continuing to put pressure on Treasury's balance sheet management portfolios, pre-tax profit fell by 35.5 per cent to HK$506 million.

Business highlights

We further extended our service capabilities and product offerings on the Mainland. In May we opened a fourth Shanghai sub-branch, bringing our network to 13 outlets.

Early this year, our first offsite ATMs on the Mainland were set up in Beijing and Shanghai. Our Fuzhou branch expanded the scope of its RMB and foreign currency services. We received approval for a similar expansion of services at our Nanjing branch, which will be implemented in the third quarter of this year. Trade-related insurance agency services are now available in Guangzhou, Shanghai and Shenzhen. We are among the first group of foreign banks on the Mainland to have received approval to offer RMB foreign exchange swap services.

New products such as market-linked structured deposits helped total Mainland deposits grow by 11.2 per cent during the first half of 2006 and 43.8 per cent year on year. Lending reached HK$12.8 billion, up HK$2.3 billion compared with the end of 2005 and HK$3.8 billion year on year.

Net profit from our strategic investment in Industrial Bank grew by 10 per cent to reach HK$209 million.

Ongoing enhancements to our online services are enabling us to offer more convenient banking to customers. We now have over 577,000 Personal e-Banking users, an increase of 11.1 per cent from the end of 2005. Nearly 33,000 companies currently use our Business e-Banking service.

In the first half of 2006, Internet transactions accounted for 38.2 per cent of all personal banking transactions. This included 66.2 per cent of securities trading, 87.2 per cent of investment fund switching and 80.3 per cent of foreign exchange margin trading, up from 62.9 per cent, 70.1 per cent and 77.7 per cent respectively in the same period last year.

Improvements to our website are helping encourage customers to purchase products and services via online channels. In the first half of this year, 55.2 per cent of our travel insurance sales were completed over the Internet.

Year on year, total online sales and transactional income was up 111.9 per cent.

In May, we sold our 44-year-old building located at 77 Des Voeux Road Central for HK$2.26 billion as part of our property portfolio rationalisation programme. The sale will allow us to make better use of our resources.

To further enhance our operating and cost efficiency we have leased a 262,000 square feet site in Kowloon Bay, with around 1,600 back-office staff expected to take up occupancy at the end of 2007.

Branding

To boost our competitiveness and grow our market share in key customer segments such as young people and SMEs, we are investing in brand strengthening.

This investment will help reinforce our progressive, pragmatic and thoughtful approach that places primary focus on service excellence, enhancing our leadership position as customers' bank of choice.

In late May, we kicked off our integrated branding programme, which covers both advertising and key areas affecting customer experience, such as products, services, points of contact and marketing materials.

We now have two TV commercials that build our brand equity using a testimonial approach. Our branches at China Resources Building in Wan Chai and Cheung Sha Wan Plaza in Lai Chi Kok have adopted new branch design elements. We will refurbish more branches in line with our new brand identity and to provide an enhanced banking experience.

Human resources

In order to attract, develop and retain the best staff, we continue to invest in people development. In addition to the provision of training to enhance the financial knowledge and technical know-how of our employees, significant progress has been made with helping staff plan their careers and the management of talent. To encourage and recognise achievement, we have adopted a performance-based reward system.

In acknowledgment of our focus on staff training, we won a bronze award and a certificate of excellence at the Excellence in Training Awards 2006 organised by the Hong Kong Management Association.

Corporate social responsibility

Our business relies on the strong support of the local communities in which we operate. We give back to these communities not only by providing world-class banking services but also through involvement in social and environmental initiatives.

The support of education is one of the most important ways in which we contribute to the development of society. Since 1995, we have allocated HK$49 million to help 964 students further their tertiary studies.

With Hang Seng as principal sponsor, more than 60 of our senior executives have contributed their time to Junior Achievement Hong Kong's New Leaders Programme, which aims to inspire ethical leadership and promote sound values among young people.

In June, our "Hang Seng Bank – Junior Police Call Environmental Detectives" competition, designed to promote environmental awareness, received the Gold Award in Community Relations from the China International Public Relations Association.

We remain committed to minimising any negative environmental impact of our business.

More than 100,000 personal account holders now use our e-Statement service under which they can view their bank statements online at any time, saving an estimated 5 million sheets of A4 paper a year.

In January, we pledged to plant one tree for every shareholder who elected to receive shareholder communication materials by electronic means and for every 10 Hang Seng personal accounts that switched to e-Statement, up to a total of 10,000 trees. Over 2,000 shareholders have since opted to receive materials electronically. In April, 10,000 saplings were planted at Ma On Shan Country Park, bringing the number of trees we have planted since 1999 to 50,000.

Further details of our beliefs and activities as a good corporate citizen can be found in our 2005 Corporate Social Responsibility report, available at http://www.hangseng.com/hsb/eng/abo/cc/csr/csr_report.html.

The road ahead

The good economic conditions and strong labour market are forecast to continue during the second half of the year, although the pace of growth may become more moderate if uncertainty over global interest rate trends persists.

We will take advantage of positive market sentiment to grow commercial lending and consumer finance and expand the reach of our SME services. We will build on the success of our wealth management business by continuing to introduce products that meet the demands of a wide spectrum of investors.

On the Mainland, we will further extend our reach with the opening of our first sub-branch in Guangzhou next month and a branch in Dongguan later this year. We will take additional steps to expand our deposit base to support loan growth. We have applied for a licence under the Qualified Domestic Institutional Investors scheme and will continue to develop our wealth management services.

Progress under our roadmap for growth has helped us return solid results in the first half of 2006 and provides a good foundation from which to further build our business. Backed by our strong brand, we remain firmly focused on our objectives to the sustaining benefit of our business and stakeholders.



Raymond Or
Vice-Chairman and Chief Executive
Hong Kong, 31 July 2006

Income Statement

Summary of financial performance

(Figures in HK$m)	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Total operating income	**12,396**	10,499	12,747
Total operating expenses	**2,338**	2,156	2,390
Operating profit excluding loan impairment charges and other credit risk provisions	**6,387**	5,934	5,752
Profit before tax	**7,513**	7,062	6,296
Profit attributable to shareholders	**6,190**	6,045	5,297
Earnings per share (HK$)	**3.24**	3.16	2.77

Hang Seng Bank Limited ("the Bank") and its subsidiaries and associates ("the Group") reported an unaudited profit attributable to shareholders of HK$6,190 million for the first half of 2006, an increase of 2.4 per cent over the first half of 2005. Earnings per share were up 2.5 per cent to HK$3.24. Compared with the second half of 2005, attributable profit rose by 16.9 per cent.

Total operating income rose by HK$1,897 million, or 18.1 per cent, to HK$12,396 million.

The growth in total operating income was underpinned by the encouraging growth in net interest income, trading profit, and investment services and net insurance premium earned. Taking into account the increase in net insurance claims incurred and movement in policyholder liabilities, **net operating income before loan impairment charges and other credit provisions** rose by HK$635 million, or 7.8 per cent.

Net interest income increased by HK$1,111 million, or 21.1 per cent.

(Figures in HK$m)	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Net interest income	**6,375**	5,264	5,804
Average interest-earning assets	**541,337**	497,987	512,337
Net interest spread	**1.82%**	1.99%	1.87%
Net interest margin	**2.37%**	2.13%	2.25%

Net interest income was HK$6,375 million, an increase of HK$1,111 million, or 21.1 per cent, compared with the first half of 2005, on the basis of excluding net interest expenses of HK$847 million on the trading and fair value portfolios. Average interest-earning assets (excluding the trading and fair value portfolios) grew by 8.7 per cent and net interest margin increased by 24 basis points to 2.37 per cent. Net interest spread fell by 17 basis points to 1.82 per cent, while contribution from net free funds rose by 41 basis points to 0.55 per cent.

The non-treasury portfolios performed well due to improvement in spreads on Best Lending Rate ("BLR")-based loans, which benefited from a wider BLR/HIBOR gap, and the widening of deposit spreads, despite continued pressure on mortgage pricing and corporate loan margins. However, the treasury balance sheet management portfolio yields were further compressed under an environment of persistently rising interest rates and flat yield curves.

Contribution from net free funds, including shareholders' funds and non-interest-bearing deposits, increased significantly following the rise in market interest rates. The exclusion of net interest expenses in the trading and fair value portfolios also contributed to the increase in contribution of net free funds.

Compared with the second half of 2005, net interest income rose by HK$571 million, or 9.8 per cent, on the basis of excluding net interest expenses in the trading and fair value portfolios for both periods (HK$847 million in the first half of this year and HK$340 million in the second half of last year). This was mainly due to the 5.7 per cent increase in average interest-earning assets and the increase in contribution from net free funds. The net interest margin rose from 2.25 per cent to 2.37 per cent.

The average yield on the residential mortgage portfolio (excluding Government Home Ownership Scheme ("GHOS") mortgages and staff loans) was 230 basis points below BLR for the first half of 2006, compared with 223 basis points and 227 basis points below BLR for the first and second halves of 2005 respectively. Mortgage incentive payments totalled HK$44 million for the first half of 2006, compared with HK$55 million and HK$42 million for the first and second halves of 2005 respectively.

Net interest income, including net interest expenses of the trading and fair value portfolios, amounted to HK$5,528 million, a rise of HK$196 million, or 3.7 per cent, over the same period last year. Compared with the second half of 2005, net interest income on this basis rose by HK$64 million, or 1.2 per cent.

(Figures in HK$m)	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Net interest income as per income statement	**6,375**	5,264	5,804
Interest income less expense from:			
• trading financial instruments	**(879)**	44	(350)
• fair value financial instruments	**32**	24	10
Total net interest income	**5,528**	5,332	5,464

Net fee income rose by HK$205 million, or 13.0 per cent.

Securities broking and related services and private banking investment services benefited from the buoyant equities market, reporting growth in fees and commissions of 88.4 per cent and 68.4 per cent respectively. These increases, together with the growth in card services income, contributed significantly to the rise in net fees and commissions.

Net trading income was down HK$653 million, or 150.8 per cent.

Net trading income comprises trading profits of HK$659 million, which rose by 69.4 per cent over the same period last year. Foreign exchange income rose by 120.2 per cent, attributable to improvement in trading results, increased customer flows and spreads earned on foreign exchange linked structured products. After deducting HK$879 million in net interest expenses, which rose significantly due to the growth in structured deposits classified as trading liabilities, a net trading loss of HK$220 million was reported.

Net income from financial assets designated at fair value rose by HK$32 million, or 64.0 per cent, to HK$82 million, mainly reflecting the improvement in investment returns on life insurance portfolios.

Loan impairment charges and other credit risk provisions amounted to HK$34 million, compared with a total charge of HK$302 million for the first half of 2005.

(Figures in HK$m)	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Loan impairment (charges)/releases			
• individually assessed	**29**	(95)	(214)
• collectively assessed	**(63)**	(207)	(102)
	(34)	(302)	(316)
Of which:			
• new and additional	**(165)**	(666)	(404)
• releases	**97**	314	37
• recoveries	**34**	50	51
	(34)	(302)	(316)

Loan impairment charges and other credit risk provisions decreased by HK$268 million, or 88.7 per cent, to HK$34 million, reflecting benign credit conditions. There was a net release of HK$29 million on individually assessed provisions, mainly due to recoveries from certain commercial banking customers. Of the collectively assessed charges, HK$59 million was made on card and personal loan portfolios, a rise of 7.3 per cent over the same period last year. A charge of HK$4 million was made on advances not identified individually as impaired compared with a charge of HK$152 million made in the first half of 2005.

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
	%	%	%
Loan impairment allowances			
• individually assessed	**0.14**	0.28	0.20
• collectively assessed	**0.19**	0.18	0.19
Total loan impairment allowances	**0.33**	0.46	0.39

Total loan impairment allowances as a percentage of gross advances to customers stood at 0.33 per cent at 30 June 2006, compared with 0.39 per cent at the previous year-end. Individually assessed allowances as a percentage of gross advances fell to 0.14 per cent, reflecting recoveries from doubtful accounts and writing-off of irrecoverable balances against impairment allowances.

Attributable profit

Pre-tax profit was HK$7,513 million, an increase of 6.4 per cent over the same period last year. This figure takes into account profit on disposal of fixed assets and financial investments, net surplus on property revaluation and share of profits from associates. **Attributable profit** after taxation and minority interests rose by HK$145 million, or 2.4 per cent, to HK$6,190 million. Compared with the second half of 2005, pre-tax profit and attributable profit rose by 19.3 per cent and 16.9 per cent respectively.

Profit on disposal of fixed assets and financial investments rose by HK$226 million, or 64.9 per cent, over the same period of last year.

The profit on disposal of fixed assets and financial investments amounted to HK$574 million, an increase of 64.9 per cent over the same period last year. There was a HK$202 million reduction in profit from disposal of long-term equity securities. Profit on disposal of properties, however, rose by HK$428 million to HK$448 million, mainly from the disposal of a commercial building situated in Central in Hong Kong.

Net surplus on property revaluation fell by 63.7 per cent to HK$318 million.

(Figures in HK$m)	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Net surplus on property revaluation			
• bank premises	**13**	148	5
• investment properties	**305**	729	431
	318	877	436

A revaluation of the Group's premises and investment properties in Hong Kong was performed in June 2006 to reflect property market movements in the first half of 2006. The revaluation surplus for Group premises amounted to HK$582 million, of which HK$13 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$569 million was credited to the property revaluation reserve. Revaluation gains on investment properties of HK$305 million were recognised through the income statement in accordance with Hong Kong Accounting Standard 40. The related deferred tax provisions for Group premises and investment properties were HK$102 million and HK$53 million respectively.

Share of profits from associates rose by HK$63 million, or 30.7 per cent

It was mainly attributable to the increase in the share of profits from the associates.

Customer Group Performance

Personal Financial Services ("PFS") reported an operating profit excluding loan impairment charges of HK$3,960 million, an increase of 7.0 per cent over the first half of 2005, driven by the encouraging growth of investment services and insurance businesses. Net interest income rose by 5.4 per cent. The spread of BLR-based lending benefited from a wider BLR/HIBOR spread despite continued pressure on mortgage pricing. While average customer deposits recorded encouraging growth of 9.1 per cent over the same period last year, there has been a significant shift of Hong Kong dollar savings to time deposits, thus lifting the overall funding cost for PFS. Fees and commissions recorded strong growth of 11.5 per cent, contributed by securities broking and related services, private banking and card services. The launch of more diversified structured investment and deposit products boosted net trading income, which grew by 45.7 per cent. Life insurance maintained its strong growth momentum and reported a 28.4 per cent rise in income. At the pre-tax profit level, PFS recorded a fall of 1.8 per cent compared with the same period last year which benefited from large releases in loan impairment allowances for mortgages and personal loans.

Wealth management remained the growth driver of PFS's performance. PFS offers a highly diversified range of investment services and products through a wide distribution network and an efficient and convenient e-banking platform. PFS's Investment Supermart offers over 400 investment funds. Benefiting from the buoyant stock market, income from securities broking and related services rose by 83.5 per cent and trading volume grew 101.3 per cent. Securities broking expanded its customer base and gained market share through promotional campaigns and special offers to acquire new customers and encourage active trading. Equity funds and high-yield fixed income funds built on the previous success of capital guaranteed funds and achieved record sales. Various structured investment and deposit products were developed to capture movements in the equity, foreign exchange and commodity markets to enhance investment returns for customers. Private banking further strengthened its relationship management and advisory team, and continued to deliver outstanding performance, with 42.1 per cent growth in total operating income.

PFS achieved 4.1 per cent growth in customer advances and further diversified its loan portfolio. During the first half of 2006, residential property prices remained stable but market activity slowed down. With the widening of the BLR/HIBOR gap, major market players started to launch price promotion campaigns to compete for market share. The Bank achieved growth of 1.8 per cent in loan balances and gained market share by offering a diverse range of products, adopting a flexible pricing strategy and launching joint offers with developers. Personal loans grew by 16.8 per cent following the introduction of new loan products and the streamlining of credit approval procedures. Credit card advances fell by 1.9 per cent over the previous year-end due to the repayment of tax bill payment balances, but recorded a growth of 15.2 per cent year-on-year. Cards in issue reached 1.32 million, a rise of 3.6 per cent over the end of 2005, the result of continuous acquisition efforts and the launch of VISA Infinite, an invitation-only credit card for prestigious customers, and alpha card, a debit card for young people. Boosted by the Cash Dollar Reward loyalty scheme and joint campaigns with selected merchants, card spending rose by 9.2 per cent, compared with the same period last year.

PFS's strategy in mainland China is to focus on providing wealth management services to the higher end segment. Initiatives in the first half of 2006 include the launch of a series of market-linked structured deposit products, which were well received by customers. The Bank's Mainland business strategy is being implemented through a growing branch and sub-branch network in major cities in the Pearl River Delta and the Yangtze River Delta.

Commercial Banking ("CMB") achieved an encouraging rise of 21.8 per cent in operating profit excluding loan impairment charges, driven by strong growth in trade finance and other advances and the development of corporate wealth management business. Taking into account the release in loan impairment allowances, pre-tax profit reported an increase of 150.8 per cent over the first half of 2005.

Net interest income reported strong growth of 25.3 per cent, attributable to a 9.9 per cent increase in customer advances, with strong growth of 17.8 per cent recorded for trade finance. The widening of the BLR/HIBOR gap also enhanced the interest spread of BLR-based lending, including mortgages, trade advances and SME loans. The spread on current account deposits also benefited from the rise in Hong Kong dollar interest rates. As a key initiative to expand non-fund income, CMB established a corporate wealth management team to look after the investment and treasury needs of commercial banking customers. Payment and cash management also saw solid growth. These resulted in 21.2 per cent growth in net fees and commissions and an increase of 16.7 per cent in net trading income.

CMB also continued to strengthen its relationships with middle-market enterprises ("MME"). Later this year, the Bank will become the first foreign bank to establish a branch in Dongguan, China, putting CMB in a good position to serve the Hong Kong and Mainland financing needs of the large number of MME customers that have business operations in this region.

To further enhance SME services, customer-focused solutions for specific industries were developed. During the first half of 2006, two new business banking centres were opened and the Business Partner Direct 24-hour manned hotline service was launched.

Following further expansion of the Bank's Mainland network to a total of 13 outlets, CMB business on the Mainland reported strong growth of 53.2 per cent in customer advances and expanded its trade services operations.

Corporate Banking ("CIB") reported an operating profit excluding loan impairment charges of HK$257 million, a fall of 8.2 per cent compared with the first half of 2005. Pre-tax profit, however, rose by 58.5 per cent to HK$271 million, with a HK$14 million release in loan impairment allowances in the current period, compared with a charge of HK$109 million in the same period last year.

Ample market liquidity and intense competition further drove down corporate lending margins. In line with CIB's strategy to diversify away from low margin lending, large corporate loans recorded a decline of 6.6 per cent for the first half of 2006. Total operating income was on par with the same period in 2005, as the small decline in net interest income was offset by an increase in net fee income.

CIB has been active in financing the mainland China projects of Hong Kong-based corporate customers and continued to expand its corporate customer base on the Mainland.

Treasury's ("TRY") pre-tax profit was down by HK$278 million, or 35.5 per cent, to HK$506 million. TRY made substantial efforts to grow its net trading income, resulting in an increase of HK$246 million, or 201.6 per cent. This was achieved by enhancing proprietary trading capabilities, expanding corporate treasury services and further developing structured products for PFS and CMB customers. This partially made up for the HK$511 million, or 74.5 per cent, fall in balance sheet management and money market revenues as the portfolio yields were further compressed by the continued rise in interest rates. With the lack of yield enhancement opportunities under the flat yield curves environment, TRY is taking a defensive balance sheet management position.

TRY expanded its operations on the Mainland using Shanghai as a hub to manage the funding needs of all Mainland branches and to structure investment products for the Mainland market.

Others, comprising return on shareholders' funds, properties and other investments, reported a rise of 2.5 per cent in pre-tax profit to HK$1,743 million.

Income statements by customer groups are set out in note 13 to the interim financial statements.

Pre-tax profit contributed by customer groups

For half-year ended 30 June 2006


6.7%
3.6%
14.6%
51.9%
23.2%

For half-year ended 30 June 2005


6.2%
2.4%
11.1%
56.2%
24.1%

For half-year ended 31 December 2005


5.3%
4.6%
10.2%
59.0%
20.9%

- ☐ Personal Financial Services
- ☐ Other
- ■ Commercial Banking
- ☐ Corporate Banking
- ☐ Treasury

Economic Profit

Economic profit is calculated from post-tax profit, adjusted for any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus, and takes into account the cost of capital invested by the Bank's shareholders. For the first half of 2006, economic profit was HK$3,825 million, an increase of HK$557 million, or 17.0 per cent, compared with the same period last year. Post-tax profit, adjusted for the property revaluation surplus (net of deferred tax) and depreciation attributable to the revaluation, rose by HK$623 million. The cost of capital rose by HK$66 million, in line with growth in invested capital. The economic profit figure demonstrates that the Bank continues to create value for its shareholders.

	Half-year ended 30 June 2006		*Half-year ended 30 June 2005*		*Half-year ended 31 December 2005*	
	HK$m	**%**	HK$m	%	HK$m	%
Average invested capital	**37,485**		35,708		36,287	
Return on invested capital *	**5,963**	**32.1**	5,340	30.1	4,963	27.1
Cost of capital	**(2,138)**	**(11.5)**	(2,072)	(11.7)	(2,147)	(11.7)
Economic profit	**3,825**	**20.6**	3,268	18.4	2,816	15.4

* *Return on invested capital is based on post-tax profit excluding any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus.*

Balance Sheet

Total assets grew by HK$47.5 billion, or 8.2 per cent, during the first half of 2006 to HK$628.3 billion. This was driven by the encouraging growth of 5.4 per cent in customer deposits and certificates of deposit and other instruments in issue and a 22.2 per cent rise in life insurance funds. Customer advances rose by 2.2 per cent. In line with the Bank's strategy to diversify its loan portfolio, good growth was recorded in trade finance, commercial banking advances, mortgages and personal loans, outweighing declines in mortgages under the suspended GHOS and lending to large corporations. The increase in customer deposits also funded the growth in interbank placing and money market instruments. At 30 June 2006, the advances-to-deposits ratio was 52.8 per cent, compared with 54.4 per cent at the end of 2005.

Advances to customers

Gross advances to customers rose by 2.2 per cent, compared with the previous year-end.

During the first half of 2006, lending to the property investment sector, financial concerns sector (including investment companies) and stockbrokers recorded satisfactory growth, benefiting from the buoyant investment market. The encouraging 9.9 per cent loan growth recorded by CMB was the result of 19.5 per cent rise in trade finance, a 7.4 per cent increase in lending to the wholesale and retail trade, and 7.2 per cent growth in manufacturing sector loans. Falls in lending to the property development and 'Other' sectors, which include conglomerate enterprises, reflect repayments by large corporate customers, and are in line with the Bank's strategy to diversify its loan portfolio.

Excluding the fall in mortgages under the suspended GHOS, lending to individuals grew by HK$1,805 million, or 1.9 per cent. Residential mortgages rose by 1.8 per cent and gained market share amid intensely competitive conditions. Personal loans (reported under the 'Other' category) rose by 16.8 per cent, reflecting PFS's continued efforts to expand its consumer finance business. Card advances fell by 1.9 per cent, due to the repayment of tax bill payment balances at the previous year-end. Year on year, card advances rose by 15.2 per cent.

Loans for use outside Hong Kong increased by HK$1,951 million, or 12.3 per cent, over the previous year-end, reflecting the 21.7 per cent expansion of lending by mainland China branches to reach HK$12,783 million at 30 June 2006. Encouraging growth was recorded for both foreign currency and renminbi lending to CIB and CMB customers and residential mortgages.

Customer deposits

Customer deposits and certificates and other debt securities in issue rose by 5.4 per cent to HK$504.9 billion. This included 27.4 per cent growth in structured deposits, structured certificates of deposit and other debt securities in issue, reflecting strong customer demand for yield enhancement investment and deposit products. Deposits of mainland China branches grew by 11.2 per cent during the first half of 2006.

CONSOLIDATED INCOME STATEMENT

(Expressed in millions of Hong Kong dollars)	note	**Half-year ended 30 June 2006**	Half-year ended 30 June 2005	Half-year ended 31 December 2005
Interest income	1	**13,334**	7,900	11,129
Interest expense	2	**(6,959)**	(2,636)	(5,325)
Net interest income		**6,375**	5,264	5,804
Fee income		**2,078**	1,792	1,602
Fee expense		**(296)**	(215)	(305)
Net fee income	3	**1,782**	1,577	1,297
Trading income excluding net interest expense		**659**	389	496
Net interest (expense)/income on trading activities		**(879)**	44	(350)
Net trading income	4	**(220)**	433	146
Net income from financial instruments designated at fair value	5	**82**	50	(48)
Dividend income		**31**	37	23
Net earned insurance premiums		**3,954**	2,728	5,137
Other operating income	6	**392**	410	388
Total operating income		**12,396**	10,499	12,747
Net insurance claims incurred and movement in policyholder liabilities		**(3,671)**	(2,409)	(4,605)
Net operating income before loan impairment charges and other credit risk provisions		**8,725**	8,090	8,142
Loan impairment charges and other credit risk provisions	7	**(34)**	(302)	(316)
Net operating income		**8,691**	7,788	7,826
Employee compensation and benefits		**(1,277)**	(1,125)	(1,156)
General and administrative expenses		**(907)**	(892)	(1,084)
Depreciation of premises, plant and equipment		**(150)**	(135)	(145)
Amortisation of intangible assets		**(4)**	(4)	(5)
Total operating expenses	8	**(2,338)**	(2,156)	(2,390)
Operating profit		**6,353**	5,632	5,436
Profit on disposal of fixed assets and financial investments	9	**574**	348	129
Net surplus on property revaluation		**318**	877	436
Share of profits from associates		**268**	205	295
Profit before tax		**7,513**	7,062	6,296
Tax expenses	10	**(1,202)**	(924)	(871)
Profit for the period		**6,311**	6,138	5,425
Profit attributable to minority interests		**(121)**	(93)	(128)
Profit attributable to shareholders		**6,190**	6,045	5,297
Dividends	12	**4,206**	4,206	5,736
(Figures in HK$)				
Earnings per share	11	**3.24**	3.16	2.77
Dividends per share	12	**2.20**	2.20	3.00

CONSOLIDATED BALANCE SHEET

(Expressed in millions of Hong Kong dollars)	note	At 30 June 2006	At 30 June 2005	At 31 December 2005
ASSETS				
Cash and balances with banks and other financial institutions	15	**13,763**	7,816	9,201
Placings with and advances to banks and other financial institutions	16	**82,563**	65,982	69,286
Trading assets	17	**14,543**	13,812	12,600
Financial assets designated at fair value	18	**6,429**	3,743	6,027
Derivative financial instruments	33	**2,161**	1,552	1,715
Advances to customers	19	**266,505**	260,512	260,680
Financial investments	20	**211,955**	192,951	189,904
Investments in associates	21	**3,267**	2,449	2,929
Investment properties		**3,161**	3,913	4,273
Premises, plant and equipment		**6,553**	6,559	6,750
Interest in leasehold land held for own use under operating lease		**587**	601	594
Intangible assets	22	**1,857**	1,426	1,636
Other assets	23	**14,945**	10,917	15,225
		628,289	572,233	580,820
LIABILITIES				
Current, savings and other deposit accounts	24	**448,097**	430,395	430,995
Deposits from banks		**22,131**	34,753	12,043
Trading liabilities	25	**61,630**	24,358	45,804
Financial liabilities designated at fair value	28	**950**	995	967
Derivative financial instruments	33	**2,256**	1,857	1,792
Certificates of deposit and other debt securities in issue	26	**8,312**	11,158	10,023
Other liabilities	27	**10,821**	10,380	14,138
Liabilities to customers under investment contracts		**544**	542	561
Liabilities to customers under insurance contracts		**18,877**	11,558	15,335
Deferred tax and current tax liabilities		**2,668**	2,310	1,921
Subordinated liabilities	28	**7,005**	1,496	3,511
		583,291	529,802	537,090
CAPITAL RESOURCES				
Minority interests		**1,280**	931	1,159
Share capital		**9,559**	9,559	9,559
Retained profits		**28,627**	26,222	26,052
Other reserves		**3,429**	3,616	3,327
Proposed dividends		**2,103**	2,103	3,633
Shareholders' funds	29	**43,718**	41,500	42,571
		44,998	42,431	43,730
		628,289	572,233	580,820

(Expressed in millions of Hong Kong dollars)	Attributable to shareholders						
	Share capital	Other reserves	Retained profits	Proposed dividends	Total	Minority interests	Total equity
Balance at 1 January 2006	**9,559**	**3,327**	**26,052**	**3,633**	**42,571**	**1,159**	**43,730**
Premises revaluation reserve, net of tax	**–**	**(21)**	**587**	**–**	**566**	**–**	**566**
• unrealised surplus on revaluation	–	469	–	–	469	–	469
• depreciation charge on revaluation	–	(36)	36	–	–	–	–
• realisation of revaluation surplus on disposal of premises	–	(454)	551	–	97	–	97
Available-for-sale investment reserve, net of tax	**–**	**54**	**–**	**–**	**54**	**–**	**54**
• revaluation gains taken to equity	–	175	–	–	175	–	175
• transfer to income statement on disposal	–	(121)	–	–	(121)	–	(121)
Cash flow hedges reserve, net of tax	**–**	**(49)**	**–**	**–**	**(49)**	**–**	**(49)**
• revaluation losses taken to equity	–	(51)	–	–	(51)	–	(51)
• transfer to income statement	–	2	–	–	2	–	2
Exchange and other movements	**–**	**118**	**2**	**–**	**120**	**–**	**120**
Actuarial gains on defined benefit plans	**–**	**–**	**2**	**–**	**2**	**–**	**2**
Profit for the period	**–**	**–**	**6,190**	**–**	**6,190**	**121**	**6,311**
Dividends proposed during the period	**–**	**–**	**(4,206)**	**4,206**	**–**	**–**	**–**
Dividends approved and declared during the period	**–**	**–**	**–**	**(5,736)**	**(5,736)**	**–**	**(5,736)**
Balance at 30 June 2006	**9,559**	**3,429**	**28,627**	**2,103**	**43,718**	**1,280**	**44,998**

(Expressed in millions of Hong Kong dollars)	*Attributable to shareholders* Share capital	Other reserves	Retained profits	Proposed dividends	Total	Minority interests	Total equity
Balance at 1 July 2005	9,559	3,616	26,222	2,103	41,500	931	42,431
Premises revaluation reserve, net of tax	–	156	81	–	237	–	237
• unrealised surplus on revaluation	–	228	–	–	228	–	228
• depreciation charge on revaluation	–	(32)	32	–	–	–	–
• realisation of revaluation surplus on disposal of premises	–	(40)	49	–	9	–	9
Available-for-sale investment reserve, net of tax	–	(310)	–	–	(310)	–	(310)
• revaluation losses taken to equity	–	(146)	–	–	(146)	–	(146)
• transfer to income statement on disposal	–	(164)	–	–	(164)	–	(164)
Cash flow hedges reserve, net of tax	–	(227)	–	–	(227)	–	(227)
• revaluation losses taken to equity	–	(227)	–	–	(227)	–	(227)
Exchange and other movements	–	92	21	–	113	–	113
Actuarial gains on defined benefit plans	–	–	167	–	167	–	167
Increase in subsidiary's capital	–	–	–	–	–	100	100
Profit for the period	–	–	5,297	–	5,297	128	5,425
Dividends proposed during the period	–	–	(5,736)	5,736	–	–	–
Dividends approved and declared during the period	–	–	–	(4,206)	(4,206)	–	(4,206)
Balance at 31 December 2005	9,559	3,327	26,052	3,633	42,571	1,159	43,730

unaudited

(Expressed in millions of Hong Kong dollars)	*Attributable to shareholders* Share capital	Other reserves	Retained profits	Proposed dividends	Total	*Minority interests*	*Total equity*
Balance at 1 January 2005	9,559	4,413	24,389	3,633	41,994	838	42,832
Premises revaluation reserve, net of tax	–	609	26	–	635	–	635
• unrealised surplus on revaluation	–	635	–	–	635	–	635
• depreciation charge on revaluation	–	(26)	26	–	–	–	–
Available-for-sale investment reserve, net of tax	–	(1,165)	–	–	(1,165)	–	(1,165)
• revaluation losses taken to equity	–	(842)	–	–	(842)	–	(842)
• transfer to income statement on disposal	–	(323)	–	–	(323)	–	(323)
Cash flow hedges reserve, net of tax	–	(265)	–	–	(265)	–	(265)
• revaluation losses taken to equity	–	(265)	–	–	(265)	–	(265)
Exchange and other movements	–	24	(23)	–	1	–	1
Actuarial losses on defined benefit plans	–	–	(9)	–	(9)	–	(9)
Profit for the period	–	–	6,045	–	6,045	93	6,138
Dividends proposed during the period	–	–	(4,206)	4,206	–	–	–
Dividends approved and declared during the period	–	–	–	(5,736)	(5,736)	–	(5,736)
Balance at 30 June 2005	9,559	3,616	26,222	2,103	41,500	931	42,431

CONSOLIDATED CASH FLOW STATEMENT

(Expressed in millions of Hong Kong dollars)	note	**Half-year ended 30 June 2006**	Half-year ended 30 June 2005
Net cash inflow from operating activities	32(a)	**38,080**	10,716
Cash flows from investing activities			
Dividends received from associates		**20**	55
Purchase of available-for-sale investments		**(60,007)**	(37,760)
Purchase of held-to-maturity debt securities		**(216)**	(184)
Proceeds from sale or redemption of available-for-sale investments		**34,844**	11,816
Proceeds from sale or redemption of held-to-maturity debt securities		**28**	28
Purchase of fixed assets		**(143)**	(97)
Proceeds from sale of fixed assets		**2,599**	94
Interest received from available-for-sale investments		**2,408**	2,190
Dividends received from available-for-sale investments		**31**	35
Net cash outflow from investing activities		**(20,436)**	(23,823)
Cash flows from financing activities			
Dividends paid		**(5,736)**	(5,736)
Interest paid for subordinated liabilities		**(108)**	–
Proceeds from subordinated liabilities, including financial liabilities designated at fair value		**3,495**	2,492
Net cash outflow from financing activities		**(2,349)**	(3,244)
Increase/(decrease) in cash and cash equivalents		**15,295**	(16,351)
Cash and cash equivalents at 1 January		**65,513**	67,051
Effect of foreign exchange rate changes		**54**	(235)
Cash and cash equivalents at 30 June	32(b)	**80,862**	50,465

(Figures expressed in millions of Hong Kong dollars unless otherwise indicated)

1 Interest income

	Half-year ended 30 June 2006	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Interest income on listed investments	**128**	123	123
Interest income on unlisted investments	**4,445**	3,032	3,740
Interest income on impaired financial assets	**14**	9	11
Other interest income	**9,067**	5,042	7,633
	13,654	8,206	11,507
Less: interest income classified as "Net trading income" (note 4)	**(275)**	(277)	(346)
Less: interest income classified as "Net income from financial instruments designated at fair value" (note 5)	**(45)**	(29)	(32)
Interest income (per Consolidated Income Statement)	**13,334**	7,900	11,129

2 Interest expense

	Half-year ended 30 June 2006	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Interest expense on debt securities in issue maturing after five years	**30**	17	109
Interest expense on customer accounts maturing after five years	**15**	9	8
Interest expense on subordinated liabilities	**108**	–	58
Other interest expense	**7,973**	2,848	5,868
	8,126	2,874	6,043
Less: interest expense classified as "Net trading income" (note 4)	**(1,154)**	(233)	(696)
Less: interest expense classified as "Net income from financial instruments designated at fair value" (note 5)	**(13)**	(5)	(22)
Interest expense (per Consolidated Income Statement)	**6,959**	2,636	5,325

3 Net fee income

	Half-year ended 30 June 2006	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
• stockbroking and related services	**439**	233	260
• retail investment products and funds under management	**521**	575	341
• insurance	**59**	77	39
• account services	**121**	110	115
• private banking	**160**	95	79
• remittances	**75**	67	74
• cards	**403**	334	371
• credit facilities	**52**	51	66
• trade services	**176**	180	195
• other	**72**	70	62
Fee income	**2,078**	1,792	1,602
Fee expense	**(296)**	(215)	(305)
	1,782	1,577	1,297

4 Net trading income

	Half-year ended 30 June 2006	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Trading profits:			
• foreign exchange	**610**	277	508
• securities, derivatives and other trading activities	**49**	112	(12)
	659	389	496
Interest on trading assets and liabilities:			
• interest income (note 1)	**275**	277	346
• interest expense (note 2)	**(1,154)**	(233)	(696)
	(879)	44	(350)
	(220)	433	146

5 Net income from financial instruments designated at fair value

	Half-year ended 30 June 2006	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Net income/(expense) on assets designated at fair value which back insurance and investment contracts	**57**	31	(56)
Net change in fair value of other financial assets and liabilities designated at fair value	**(7)**	(5)	(2)
Interest on financial assets and liabilities designated at fair value:			
• interest income (note 1)	**45**	29	32
• interest expense (note 2)	**(13)**	(5)	(22)
	32	24	10
	82	50	(48)

6 Other operating income

	Half-year ended 30 June 2006	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Rental income from investment properties	**104**	100	107
Value of in-force long-term assurance business	**185**	160	156
Other	**103**	150	125
	392	410	388

7 Loan impairment charges and other credit risk provisions

	Half-year ended 30 June 2006	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Loan impairment (charges)/releases:			
• individually assessed	**29**	(95)	(214)
• collectively assessed	**(63)**	(207)	(102)
	(34)	(302)	(316)
Of which:			
• new and additional	**(165)**	(666)	(404)
• releases	**97**	314	37
• recoveries	**34**	50	51
	(34)	(302)	(316)

8 Operating expenses

	Half-year ended 30 June 2006	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Employee compensation and benefits:			
• salaries and other costs	**1,218**	1,059	1,085
• retirement benefit costs	**59**	66	71
	1,277	1,125	1,156
General and administrative expenses:			
• rental expenses	**117**	98	109
• other premises and equipment	**350**	343	408
• other operating expenses	**440**	451	567
	907	892	1,084
Depreciation of business premises and equipment	**150**	135	145
Amortisation of intangible assets	**4**	4	5
	2,338	2,156	2,390
Cost efficiency ratio	**26.8%**	26.7%	29.4%
Staff numbers by region *			
Hong Kong	**7,524**	7,148	7,425
Mainland and others	**521**	377	420
Total	**8,045**	7,525	7,845

* *Full-time equivalent*

9 Profit on disposal of fixed assets and financial investments

	Half-year ended 30 June 2006	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Profit on disposal of available-for-sale securities	**126**	328	130
Profit less loss on disposal of fixed assets	**448**	20	(1)
	574	348	129

10 Tax expenses

Taxation in the consolidated income statement represents:

	Half-year ended 30 June 2006	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Current tax			
Tax for the period	**1,378**	789	724
Deferred tax			
Origination and reversal of temporary differences	**(176)**	135	147
Total tax expenses	**1,202**	924	871

The current tax provision is based on the estimated assessable profit for the first half of 2006, and is determined for the Bank and its subsidiaries operating in the Hong Kong SAR by using the Hong Kong profits tax rate of 17.5 per cent (the same rate as in 2005). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also recorded within reserves. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

11 Earnings per share

The calculation of earnings per share for the first half of 2006 is based on earnings of HK$6,190 million (HK$6,045 million for the first half of 2005) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first half of 2005).

12 Dividends per share

	Half-year ended 30 June 2006		*Half-year ended 30 June 2005*		*Half-year ended 31 December 2005*	
	per share HK$	**HK$ million**	*per share HK$*	*HK$ million*	*per share HK$*	*HK$ million*
First interim	**1.10**	**2,103**	1.10	2,103	–	–
Second interim	**1.10**	**2,103**	1.10	2,103	–	–
Third interim	**–**	**–**	–	–	1.10	2,103
Fourth interim	**–**	**–**	–	–	1.90	3,633
	2.20	**4,206**	2.20	4,206	3.00	5,736

13 Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the "Other" customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The Group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Group and other market risk positions arising from banking activities. "Other" mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

13 Segmental analysis *(continued)*
(a) By customer group *(continued)*

	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Inter-segment elimination	Total
Half-year ended 30 June 2006							
Net interest income	3,543	920	293	175	563	881	6,375
Net fee income	1,334	394	40	(13)	27	–	1,782
Net trading income	252	70	4	368	–	(914)	(220)
Net income from financial instruments designated at fair value	50	–	–	(1)	–	33	82
Dividend income	3	–	–	–	28	–	31
Net earned insurance premiums	3,872	81	1	–	–	–	3,954
Other operating income	273	15	–	–	104	–	392
Inter-segment income	–	–	–	–	191	(191)	–
Total operating income	9,327	1,480	338	529	913	(191)	12,396
Net insurance claims incurred and movement in policyholder liabilities	(3,641)	(30)	–	–	–	–	(3,671)
Net operating income before loan impairment (charges)/releases and other credit risk provisions	5,686	1,450	338	529	913	(191)	8,725
Loan impairment (charges)/releases and other credit risk provisions	(74)	26	14	–	–	–	(34)
Net operating income	5,612	1,476	352	529	913	(191)	8,691
Total operating expenses *	(1,561)	(498)	(78)	(81)	(120)	–	(2,338)
Inter-segment expenses	(165)	(19)	(3)	(4)	–	191	–
Operating profit	3,886	959	271	444	793	–	6,353
Profit on disposal of fixed assets and financial investments	–	–	–	–	574	–	574
Net surplus on property revaluation	–	–	–	–	318	–	318
Share of profits from associates	11	137	–	62	58	–	268
Profit before tax	3,897	1,096	271	506	1,743	–	7,513
Share of pre-tax profit	51.9%	14.6%	3.6%	6.7%	23.2%	–	100.0%
Operating profit excluding inter-segment transactions	4,051	978	274	448	602	–	6,353
Operating profit excluding loan impairment (charges)/releases and other credit risk provisions	3,960	933	257	444	793	–	6,387
* Depreciation/amortisation included in total operating expenses	(51)	(4)	(2)	(1)	(96)	–	(154)
At 30 June 2006							
Total assets	160,551	59,758	72,230	305,126	30,624	–	628,289
Total liabilities	399,620	71,670	39,398	48,950	23,653	–	583,291
Investments in associates	131	1,649	–	745	742	–	3,267
Capital expenditure incurred during the period	69	10	3	3	57	–	142

13 Segmental analysis *(continued)*
(a) By customer group (continued)

	Personal Financial Services	*Commercial Banking*	*Corporate Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Half-year ended 30 June 2005							
Net interest income	3,363	734	302	686	257	(78)	5,264
Net fee income	1,196	325	39	(11)	28	–	1,577
Net trading income	173	60	3	122	–	75	433
Net income from financial instruments designated at fair value	31	–	–	14	2	3	50
Dividend income	3	1	–	–	33	–	37
Net earned insurance premiums	2,619	109	–	–	–	–	2,728
Other operating income	293	13	2	–	102	–	410
Inter-segment income	–	–	–	–	154	(154)	–
Total operating income	7,678	1,242	346	811	576	(154)	10,499
Net insurance claims incurred and movement in policyholder liabilities	(2,387)	(22)	–	–	–	–	(2,409)
Net operating income before loan impairment (charges)/releases and other credit risk provisions	5,291	1,220	346	811	576	(154)	8,090
Loan impairment (charges)/releases and other credit risk provisions	260	(453)	(109)	–	–	–	(302)
Net operating income	5,551	767	237	811	576	(154)	7,788
Total operating expenses *	(1,468)	(429)	(63)	(80)	(116)	–	(2,156)
Inter-segment expenses	(123)	(25)	(3)	(3)	–	154	–
Operating profit	3,960	313	171	728	460	–	5,632
Profit on disposal of fixed assets and financial investments	–	–	–	–	348	–	348
Net surplus on property revaluation	–	–	–	–	877	–	877
Share of profits from associates	10	124	–	56	15	–	205
Profit before tax	3,970	437	171	784	1,700	–	7,062
Share of pre-tax profit	56.2%	6.2%	2.4%	11.1%	24.1%	–	100.0%
Operating profit excluding inter-segment transactions	4,083	338	174	731	306	–	5,632
Operating profit excluding loan impairment (charges)/releases and other credit risk provisions	3,700	766	280	728	460	–	5,934
* Depreciation/amortisation included in total operating expenses	(50)	(9)	(1)	(1)	(78)	–	(139)
At 30 June 2005							
Total assets	146,398	54,865	80,182	267,687	23,101	–	572,233
Total liabilities	353,402	75,517	29,628	61,214	10,041	–	529,802
Investments in associates	96	1,210	–	546	597	–	2,449
Capital expenditure incurred during the period	63	13	5	1	15	–	97

13 Segmental analysis *(continued)*
(a) By customer group *(continued)*

	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Inter-segment elimination	Total
Half-year ended 31 December 2005							
Net interest income	3,737	853	310	172	257	475	5,804
Net fee income	905	341	40	(10)	21	–	1,297
Net trading income	194	74	3	381	–	(506)	146
Net income from financial instruments designated at fair value	(64)	–	–	(9)	(6)	31	(48)
Dividend income	2	4	–	–	17	–	23
Net earned insurance premiums	5,023	114	–	–	–	–	5,137
Other operating income	269	12	2	–	105	–	388
Inter-segment income	–	–	–	–	154	(154)	–
Total operating income	10,066	1,398	355	534	548	(154)	12,747
Net insurance claims incurred and movement in policyholder liabilities	(4,577)	(28)	–	–	–	–	(4,605)
Net operating income before loan impairment (charges)/releases and other credit risk provisions	5,489	1,370	355	534	548	(154)	8,142
Loan impairment (charges)/releases and other credit risk provisions	(28)	(350)	62	–	–	–	(316)
Net operating income	5,461	1,020	417	534	548	(154)	7,826
Total operating expenses *	(1,618)	(474)	(79)	(77)	(142)	–	(2,390)
Inter-segment expenses	(135)	(15)	(2)	(2)	–	154	–
Operating profit	3,708	531	336	455	406	–	5,436
Profit on disposal of fixed assets and financial investments	–	–	–	(217)	346	–	129
Net surplus on property revaluation	–	–	–	–	436	–	436
Share of profits from associates	8	110	–	50	127	–	295
Profit before tax	3,716	641	336	288	1,315	–	6,296
Share of pre-tax profit	59.0%	10.2%	5.3%	4.6%	20.9%	–	100.0%
Operating profit excluding inter-segment transactions	3,843	546	338	457	252	–	5,436
Operating profit excluding loan impairment (charges)/releases and other credit risk provisions	3,736	881	274	455	406	–	5,752
* Depreciation/amortisation included in total operating expenses	(53)	(4)	(2)	(1)	(90)	–	(150)
At 31 December 2005							
Total assets	152,086	54,319	77,514	266,645	30,256	–	580,820
Total liabilities	372,941	77,249	31,672	33,541	21,687	–	537,090
Investments in associates	116	1,454	–	657	702	–	2,929
Capital expenditure incurred during the period	44	7	2	1	80	–	134

13 Segmental analysis *(continued)*

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

	Half-year ended 30 June 2006		*Half-year ended 30 June 2005*		*Half-year ended 31 December 2005*	
		%		%		%
Total operating income						
Hong Kong	**11,666**	**94**	9,441	90	11,936	94
Americas	**573**	**5**	962	9	682	5
Mainland and other	**157**	**1**	96	1	129	1
	12,396	**100**	10,499	100	12,747	100
Profit before tax						
Hong Kong	**6,668**	**89**	5,877	83	5,376	85
Americas	**558**	**7**	947	13	667	11
Mainland and other	**287**	**4**	238	4	253	4
	7,513	**100**	7,062	100	6,296	100
Capital expenditure incurred during the period						
Hong Kong	**130**	**92**	81	84	125	93
Americas	**–**	**–**	–	–	–	–
Mainland and other	**12**	**8**	16	16	9	7
	142	**100**	97	100	134	100

	At 30 June 2006		*At 30 June 2005*		*At 31 December 2005*	
		%		%		%
Total assets						
Hong Kong	**539,776**	**86**	487,581	85	497,406	86
Americas	**63,216**	**10**	64,811	11	60,845	10
Mainland and other	**25,297**	**4**	19,841	4	22,569	4
	628,289	**100**	572,233`	100	580,820	100
Total liabilities						
Hong Kong	**567,193**	**97**	512,998	97	520,260	97
Americas	**6,782**	**1**	10,095	2	9,395	2
Mainland and other	**9,316**	**2**	6,709	1	7,435	1
	583,291	**100**	529,802	100	537,090	100
Contingent liabilities and commitments						
Hong Kong	**146,988**	**94**	138,219	98	137,536	97
Americas	**–**	**–**	–	–	–	–
Mainland and other	**9,197**	**6**	3,429	2	3,973	3
	156,185	**100**	141,648	100	141,509	100

14 Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining period at the balance sheet date to the contractual maturity date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as "Repayable on demand".

	Repayable on demand	*Three months or less but not on demand*	*Three months to one year*	*One year to five years*	*Over five years*	*Undated*	*Total*
Assets							
Cash and balances with banks and other financial institutions	**13,763**	**–**	**–**	**–**	**–**	**–**	**13,763**
Placings with and advances to banks and other financial institutions	**9,146**	**69,689**	**3,628**	**100**	**–**	**–**	**82,563**
Trading assets	**14,543**	**–**	**–**	**–**	**–**	**–**	**14,543**
Financial assets designated at fair value	**–**	**41**	**298**	**1,460**	**2,679**	**1,951**	**6,429**
Derivative financial instruments	**1,631**	**30**	**71**	**277**	**152**	**–**	**2,161**
Advances to customers	**14,922**	**29,248**	**38,550**	**88,183**	**95,602**	**–**	**266,505**
Financial investments	**58**	**22,001**	**36,506**	**138,026**	**14,013**	**1,351**	**211,955**
Investments in associates	**–**	**–**	**–**	**–**	**–**	**3,267**	**3,267**
Investment properties	**–**	**–**	**–**	**–**	**–**	**3,161**	**3,161**
Premises, plant and equipment	**–**	**–**	**–**	**–**	**–**	**6,553**	**6,553**
Interest in leasehold land held for own use under operating lease	**–**	**–**	**–**	**–**	**–**	**587**	**587**
Intangible assets	**–**	**–**	**–**	**–**	**–**	**1,857**	**1,857**
Other assets	**5,180**	**7,398**	**1,001**	**418**	**4**	**944**	**14,945**
At 30 June 2006	**59,243**	**128,407**	**80,054**	**228,464**	**112,450**	**19,671**	**628,289**
At 30 June 2005	40,599	111,720	76,324	222,444	102,633	18,513	572,233
At 31 December 2005	57,790	97,970	74,642	220,176	110,087	20,155	580,820

14 Analysis of assets and liabilities by remaining maturity *(continued)*

	Repayable on demand	*Three months or less but not on demand*	*Three months to one year*	*One year to five years*	*Over five years*	*Undated*	*Total*
Liabilities							
Current, savings and other deposit accounts	**250,973**	**188,149**	**8,042**	**933**	**–**	**–**	**448,097**
Deposits from banks	**9,999**	**11,764**	**368**	**–**	**–**	**–**	**22,131**
Trading liabilities	**61,630**	**–**	**–**	**–**	**–**	**–**	**61,630**
Financial liabilities designated at fair value	**–**	**–**	**–**	**–**	**995**	**(45)**	**950**
Derivative financial instruments	**1,733**	**21**	**197**	**303**	**2**	**–**	**2,256**
Certificates of deposit and other debt securities in issue	**–**	**79**	**755**	**7,478**	**–**	**–**	**8,312**
Other liabilities	**5,231**	**4,554**	**571**	**42**	**106**	**317**	**10,821**
Liabilities to customers under investment contracts	**–**	**–**	**–**	**–**	**–**	**544**	**544**
Liabilities to customers under insurance contracts	**–**	**–**	**–**	**–**	**–**	**18,877**	**18,877**
Deferred tax and current tax liabilities	**1**	**8**	**1,411**	**–**	**–**	**1,248**	**2,668**
Subordinated liabilities	**–**	**–**	**–**	**–**	**7,005**	**–**	**7,005**
At 30 June 2006	**329,567**	**204,575**	**11,344**	**8,756**	**8,108**	**20,941**	**583,291**
At 30 June 2005	273,285	213,445	13,321	12,571	3,518	13,662	529,802
At 31 December 2005	289,758	207,494	8,478	9,148	4,690	17,522	537,090

15 Cash and balances with banks and other financial institutions

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
Cash in hand	**5,229**	4,172	4,772
Balances with central banks	**323**	405	303
Balances with banks and other financial institutions	**8,211**	3,239	4,126
	13,763	7,816	9,201

16 Placings with and advances to banks and other financial institutions

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
Placings with and advances to banks and other financial institutions maturing within one month	**61,425**	43,150	54,338
Placings with and advances to banks and other financial institutions maturing after one month	**21,138**	22,832	14,948
	82,563	65,982	69,286

17 Trading assets

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
Treasury bills	**7,966**	1,843	2,594
Certificates of deposit	**294**	1,017	538
Other debt securities	**6,269**	10,920	9,440
Debt securities	**14,529**	13,780	12,572
Equity shares	**14**	32	28
	14,543	13,812	12,600
Debt securities:			
• listed in Hong Kong	**874**	908	767
• listed outside Hong Kong	**164**	–	–
	1,038	908	767
• unlisted	**13,491**	12,872	11,805
	14,529	13,780	12,572
Equity shares:			
• listed in Hong Kong	**14**	14	17
• unlisted	**–**	18	11
	14	32	28
	14,543	13,812	12,600
Debt securities:			
Issued by public bodies:			
• central governments and central banks	**10,188**	4,679	5,625
• other public sector entities	**1,163**	1,491	1,489
	11,351	6,170	7,114
Issued by other bodies:			
• banks and other financial institutions	**1,945**	4,281	2,836
• corporate entities	**1,233**	3,329	2,622
	3,178	7,610	5,458
	14,529	13,780	12,572
Equity shares:			
Issued by corporate entities	**14**	32	28
	14,543	13,812	12,600

18 Financial assets designated at fair value

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
Certificates of deposit	**234**	190	194
Other debt securities	**3,906**	2,392	4,075
Debt securities	**4,140**	2,582	4,269
Equity shares	**2,289**	1,161	1,758
	6,429	3,743	6,027
Debt securities:			
• listed in Hong Kong	**101**	106	100
• listed outside Hong Kong	**30**	20	22
	131	126	122
• unlisted	**4,009**	2,456	4,147
	4,140	2,582	4,269
Equity shares:			
• listed in Hong Kong	**918**	576	732
• listed outside Hong Kong	**1,069**	538	979
	1,987	1,114	1,711
• unlisted	**302**	47	47
	2,289	1,161	1,758
	6,429	3,743	6,027
Debt securities:			
Issued by public bodies:			
• central governments and central banks	**846**	875	865
• other public sector entities	**287**	420	295
	1,133	1,295	1,160
Issued by other bodies:			
• banks and other financial institutions	**2,888**	1,140	2,937
• corporate entities	**119**	147	172
	3,007	1,287	3,109
	4,140	2,582	4,269
Equity shares:			
Issued by corporate entities	**2,289**	1,161	1,758
	6,429	3,743	6,027

Financial assets are designated at fair value, usually together with the related liabilities or derivative financial instruments, primarily for the purpose of eliminating or significantly reducing the accounting mismatch. The figures also include those financial assets of the life insurance funds designated at fair value for backing policyholder liabilities.

19 Advances to customers

(a) Advances to customers

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
Gross advances to customers	**267,393**	261,713	261,714
Loan impairment allowances:			
• individually assessed	**(377)**	(733)	(524)
• collectively assessed	**(511)**	(468)	(510)
	266,505	260,512	260,680
Included in advances to customers are:			
• trade bills	**3,577**	3,015	3,024
• loan impairment allowances	**(15)**	(12)	(14)
	3,562	3,003	3,010

(b) Loan impairment allowances against advances to customers

	Individually assessed	***Collectively assessed***	***Total***
At 1 January 2006	**524**	**510**	**1,034**
Amounts written off	**(119)**	**(81)**	**(200)**
Recoveries of advances written off in previous years	**15**	**19**	**34**
New impairment allowances charged to income statement (note 7)	**83**	**82**	**165**
Impairment allowances released to income statement (note 7)	**(112)**	**(19)**	**(131)**
Unwind of discount of loan impairment allowances	**(14)**	**–**	**(14)**
At 30 June 2006	**377**	**511**	**888**

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
	%	%	%
Loan impairment allowances:			
• individually assessed	**0.14**	0.28	0.20
• collectively assessed	**0.19**	0.18	0.19
Total loan impairment allowances	**0.33**	0.46	0.39

19 Advances to customers *(continued)*

(c) Impaired advances and allowances

	At 30 June 2006	At 30 June 2005	At 31 December 2005
Gross impaired advances	**1,209**	1,946	1,433
Individually assessed allowances	**(377)**	(760)	(558)
Net impaired advances	**832**	1,186	875
Individually assessed allowances as a percentage of gross impaired advances	**31.2%**	39.1%	38.9%
Gross impaired advances as a percentage of gross advances to customers	**0.4%**	0.7%	0.5%

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

(d) Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 30 June 2006		At 30 June 2005		At 31 December 2005	
		%		%		%
Gross advances to customers that have been overdue with respect to either principal or interest for periods of:						
• six months or less but over three months	**538**	**0.2**	500	0.2	482	0.2
• one year or less but over six months	**337**	**0.1**	224	0.1	211	0.1
• over one year	**149**	**0.1**	423	0.1	169	–
	1,024	**0.4**	1,147	0.4	862	0.3

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

(e) Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 30 June 2006		At 30 June 2005		At 31 December 2005	
		%		%		%
Rescheduled advances to customers	**349**	**0.1**	357	0.1	361	0.1

Rescheduled advances are those that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to twelve months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances to customers.

19 Advances to customers *(continued)*

(f) Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty. At 30 June 2006, over 90 per cent of the Group's advances to customers, including related impaired advances and overdue advances, were classified under Hong Kong (unchanged from the positions at 30 June 2005 and 31 December 2005).

(g) Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ("HKMA") is as follows:

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
Gross advances to customers for use in Hong Kong			
Industrial, commercial and financial sectors			
• property development	**15,728**	15,048	16,446
• property investment	**47,617**	41,986	45,964
• financial concerns	**2,108**	4,399	968
• stockbrokers	**288**	298	221
• wholesale and retail trade	**5,972**	5,244	5,562
• manufacturing	**6,894**	6,305	6,429
• transport and transport equipment	**11,578**	12,080	11,919
• other	**20,615**	25,000	22,960
	110,800	110,360	110,469
Individuals			
• advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**21,377**	24,713	22,879
• advances for the purchase of other residential properties	**82,778**	81,545	81,318
• credit card advances	**7,585**	6,583	7,735
• other	**8,058**	7,385	7,563
	119,798	120,226	119,495
Total gross advances for use in Hong Kong	**230,598**	230,586	229,964
Trade finance	**18,968**	16,910	15,874
Gross advances for use outside Hong Kong	**17,827**	14,217	15,876
Gross advances to customers (note 19(a))	**267,393**	261,713	261,714

20 Financial investments

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
Available-for-sale at fair value:			
• debt securities	**197,934**	183,030	177,813
• equity shares	**1,656**	1,560	1,360
Held-to-maturity debt securities at amortised cost	**12,365**	8,361	10,731
	211,955	192,951	189,904
Fair value of held-to-maturity debt securities	**11,853**	8,818	10,778
Treasury bills	**78**	4,604	4,816
Certificates of deposit	**25,572**	31,738	27,048
Other debt securities	**184,649**	155,049	156,680
Debt securities	**210,299**	191,391	188,544
Equity shares	**1,656**	1,560	1,360
	211,955	192,951	189,904
Debt securities:			
• listed in Hong Kong	**2,999**	5,147	3,008
• listed outside Hong Kong	**1,898**	1,676	1,947
	4,897	6,823	4,955
• unlisted	**205,402**	184,568	183,589
	210,299	191,391	188,544
Equity shares:			
• listed in Hong Kong	**1,214**	678	1,049
• listed outside Hong Kong	**220**	132	186
	1,434	810	1,235
• unlisted	**222**	750	125
	1,656	1,560	1,360
	211,955	192,951	189,904
Fair value of listed financial investments	**6,305**	7,675	6,209

20 Financial investments *(continued)*

	At 30 June 2006	At 30 June 2005	At 31 December 2005
Debt securities:			
Issued by public bodies:			
• central governments and central banks	**10,306**	19,603	15,981
• other public sector entities	**7,892**	10,753	8,667
	18,198	30,356	24,648
Issued by other bodies:			
• banks and other financial institutions	**176,785**	145,843	149,557
• corporate entities	**15,316**	15,192	14,339
	192,101	161,035	163,896
	210,299	191,391	188,544
Equity shares:			
Issued by corporate entities	**1,656**	1,560	1,360
	211,955	192,951	189,904

21 Investments in associates

	At 30 June 2006	At 30 June 2005	At 31 December 2005
Share of net assets	**2,945**	2,138	2,611
Goodwill	**322**	311	318
	3,267	2,449	2,929

22 Intangible assets

	At 30 June 2006	At 30 June 2005	At 31 December 2005
Value of in-force long-term assurance business	**1,750**	1,409	1,565
Internal developed software	**93**	–	56
Other intangible assets	**14**	17	15
	1,857	1,426	1,636

23 Other assets

	At 30 June 2006	At 30 June 2005	At 31 December 2005
Items in the course of collection from other banks	**4,652**	3,858	8,068
Prepayments and accrued income	**4,045**	2,727	3,016
Deferred tax assets	**1**	7	9
Non current assets held for sale	**232**	237	216
Acceptances and endorsements	**2,701**	2,514	2,371
Other accounts	**3,314**	1,574	1,545
	14,945	10,917	15,225

In accordance with Hong Kong Accounting Standard 39 "Financial Instruments: Recognition and Measurement" ("HKAS 39"), acceptances and endorsements are recognised on the balance sheet in "Other assets" and "Other liabilities".

24 Current, savings and other deposit accounts

	At 30 June 2006	At 30 June 2005	At 31 December 2005
Current, savings and other deposit accounts:			
• as per consolidated balance sheet	**448,097**	430,395	430,995
• structured deposits reported as trading liabilities (note 25)	**33,414**	7,475	24,422
	481,511	437,870	455,417
By type:			
• demand and current accounts	**26,579**	29,583	27,248
• savings accounts	**195,488**	212,344	188,839
• time and other deposits	**259,444**	195,943	239,330
	481,511	437,870	455,417

25 Trading liabilities

	At 30 June 2006	At 30 June 2005	At 31 December 2005
Structured certificates of deposit and other debt securities in issue (note 26)	**15,056**	9,836	13,616
Structured deposits (note 24)	**33,414**	7,475	24,422
Short positions in securities	**13,160**	7,047	7,766
	61,630	24,358	45,804

Trading liabilities include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which was managed in the trading book.

26 Certificates of deposit and other debt securities in issue

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
Certificates of deposit and other debt securities in issue:			
• as per consolidated balance sheet	**8,312**	11,158	10,023
• structured certificates of deposit and other debt securities in issue reported as trading liabilities (note 25)	**15,056**	9,836	13,616
	23,368	20,994	23,639
By type:			
• certificates of deposit in issue	**19,893**	20,839	22,525
• other debt securities in issue	**3,475**	155	1,114
	23,368	20,994	23,639

27 Other liabilities

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
Items in the course of transmission to other banks	**5,022**	5,629	6,517
Accruals	**1,864**	1,124	1,653
Acceptances and endorsements	**2,701**	2,514	2,371
Other	**1,234**	1,113	3,597
	10,821	10,380	14,138

In accordance with HKAS 39, acceptances and endorsements are recognised on the balance sheet in "Other assets" and "Other liabilities".

28 Subordinated liabilities

Nominal value	Description	*At 30 June 2006*	*At 30 June 2005*	*At 31 December 2005*
Amount owed to third parties				
HK$1,500 million	Callable floating rate subordinated notes due June 2015	**1,491**	1,496	1,495
HK$1,000 million	4.125% callable fixed rate subordinated notes due June 2015	**950**	995	967
US$450 million	Callable floating rate subordinated notes due July 2016	**3,495**	–	–
Amount owed to HSBC Group undertakings				
US$260 million	Callable floating rate subordinated loan debt due December 2015	**2,019**	–	2,016
		7,955	2,491	4,478
Representing:				
• measured at amortised cost		**7,005**	1,496	3,511
• designated at fair value		**950**	995	967
		7,955	2,491	4,478

29 Shareholders' funds

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
Share capital	**9,559**	9,559	9,559
Retained profits	**28,627**	26,222	26,052
Premises revaluation reserve	**3,522**	3,387	3,543
Cash flow hedges reserve	**(532)**	(256)	(483)
Available-for-sale investment reserve	**37**	294	(17)
Capital redemption reserve	**99**	99	99
Other reserves	**303**	92	185
Total reserves	**32,056**	29,838	29,379
	41,615	39,397	38,938
Proposed dividends	**2,103**	2,103	3,633
Shareholders' funds	**43,718**	41,500	42,571
Return on average shareholders' funds	**29.0%**	29.7%	25.2%

Save for the contracted issuance of subordinated notes of US$450 million, there was no purchase, sale or redemption of the Group's listed securities by the Bank or any of its subsidiaries during the six months ended 30 June 2006.

30 Capital resources management

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
Capital base			
Tier 1 capital			
• share capital	**9,559**	9,559	9,559
• retained profits	**25,002**	21,829	21,439
• classified as regulatory reserve	**(511)**	(468)	(510)
• capital redemption reserve	**99**	99	99
• less: goodwill	**(322)**	(311)	(318)
• total	**33,827**	30,708	30,269
Tier 2 capital			
• property revaluation reserve	**4,443**	4,710	5,114
• available-for-sale investment and equity revaluation reserve	**24**	350	(5)
• collective impairment allowances	**511**	468	510
• regulatory reserve	**511**	468	510
• term subordinated debt	**7,955**	2,491	4,479
• total	**13,444**	8,487	10,608
Unconsolidated investments and other deductions	**(3,779)**	(2,871)	(3,444)
Total capital base after deductions	**43,492**	36,324	37,433
Risk-weighted assets			
On-balance sheet	**290,447**	276,339	277,617
Off-balance sheet	**14,962**	17,698	14,739
Total risk-weighted assets	**305,409**	294,037	292,356
Total risk-weighted assets adjusted for market risk	**306,668**	292,331	291,570
Capital adequacy ratios			
After adjusting for market risk			
• tier 1*	**11.0%**	10.5%	10.4%
• total *	**14.2%**	12.4%	12.8%
Before adjusting for market risk			
• tier 1	**11.1%**	10.4%	10.4%
• total	**14.2%**	12.4%	12.8%

* *The capital ratios take into account market risks in accordance with the relevant HKMA guideline under the Supervisory Policy Manual.*

In accordance with the HKMA guideline "Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting", the Group has earmarked a "regulatory reserve" from retained profits. This regulatory reserve is included as tier 2 capital together with the Group's collective impairment allowances.

31 Liquidity ratio

The average liquidity ratio for the period, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended 30 June 2006	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
The Bank and its major banking subsidiaries	**50.9%**	43.6%	46.6%

32 Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

	Half-year ended 30 June 2006	*Half-year ended 30 June 2005*
Operating profit	**6,353**	5,632
Net interest income	**(6,375)**	(5,264)
Dividend income	**(31)**	(37)
Loan impairment charges and other credit risk provisions	**34**	302
Depreciation	**150**	135
Amortisation of intangible assets	**4**	4
Amortisation of available-for-sale investments	**(222)**	7
Amortisation of held-to-maturity debt securities	**–**	1
Advances written off net of recoveries	**(166)**	(112)
Interest received	**10,530**	5,091
Interest paid	**(6,609)**	(2,537)
Operating profit before changes in working capital	**3,668**	3,222
Change in treasury bills and certificates of deposit with original maturity more than three months	**4,505**	1,277
Change in placings with and advances to banks maturing after one month	**(6,190)**	(5,350)
Change in trading assets	**4,831**	3,132
Change in financial assets designated at fair value	**78**	299
Change in derivative financial instruments	**18**	(167)
Change in advances to customers	**(5,693)**	(8,856)
Change in other assets	**(2,271)**	(171)
Change in current, savings and other deposit accounts	**17,102**	(9,789)
Change in deposits from banks	**10,080**	22,804
Change in trading liabilities	**15,826**	7,817
Change in certificates of deposit and other debt securities in issue	**(1,711)**	(1,454)
Change in other liabilities	**(600)**	(731)
Change in liabilities to customers under insurance contract	**10**	–
Change in financial liabilities designated at fair value	**(17)**	(1)
Elimination of exchange differences and other non-cash items	**(1,149)**	(1,094)
Cash generated from operating activities	**38,487**	10,938
Taxation paid	**(407)**	(222)
Net cash inflow from operating activities	**38,080**	10,716

32 Reconciliation of cash flow statement *(continued)*

(b) Analysis of the balances of cash and cash equivalents

	At 30 June 2006	*At 30 June 2005*
Cash and balances with banks and other financial institutions	**13,763**	7,816
Placings with and advances to banks and other financial institutions maturing within one month	**59,056**	41,614
Treasury bills	**6,852**	1,033
Certificates of deposit	**1,191**	2
	80,862	50,465

33 Contingent liabilities, commitments and derivatives

Contract amount, credit equivalent amount and risk-weighted amount

	Contract amount	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2006			
Contingent liabilities:			
Guarantees	**3,604**	**3,364**	**3,172**
Commitments:			
Documentary credits and short-term trade-related transactions	**8,820**	**1,770**	**1,755**
Undrawn formal standby facilities, credit lines and other commitments to lend:			
• under one year	**124,080**	**–**	**–**
• one year and over	**19,454**	**9,727**	**8,953**
Other	**227**	**227**	**227**
	152,581	**11,724**	**10,935**
Exchange rate contracts:			
Spot and forward foreign exchange	**253,985**	**2,404**	**526**
Other exchange rate contracts	**49,693**	**414**	**97**
	303,678	**2,818**	**623**
Interest rate contracts:			
Interest rate swaps	**155,362**	**1,627**	**340**
Other interest rate contracts	**4,220**	**10**	**2**
	159,582	**1,637**	**342**
Other derivative contracts	**4,916**	**267**	**65**

33 Contingent liabilities, commitments and derivatives *(continued)*

Contract amount, credit equivalent amount and risk-weighted amount *(continued)*

	Contract amount	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2005			
Contingent liabilities:			
Guarantees	6,266	6,035	3,336
Commitments:			
Documentary credits and short-term trade-related transactions	8,845	1,782	1,764
Undrawn formal standby facilities, credit lines and other commitments to lend:			
• under one year	100,918	–	–
• one year and over	25,593	12,796	11,770
Other	26	26	26
	135,382	14,604	13,560
Exchange rate contracts:			
Spot and forward foreign exchange	131,827	1,346	341
Other exchange rate contracts	31,916	382	118
	163,743	1,728	459
Interest rate contracts:			
Interest rate swaps	169,762	1,476	406
Other interest rate contracts	1,669	8	3
	171,431	1,484	409
Other derivative contracts	311	17	9

33 Contingent liabilities, commitments and derivatives *(continued)*

Contract amount, credit equivalent amount and risk-weighted amount *(continued)*

	Contract amount	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2005			
Contingent liabilities:			
Guarantees	4,133	3,907	3,131
Commitments:			
Documentary credits and short-term trade-related transactions	7,402	1,480	1,480
Undrawn formal standby facilities, credit lines and other commitments to lend:			
• under one year	109,369	–	–
• one year and over	20,385	10,193	9,158
Other	220	220	220
	137,376	11,893	10,858
Exchange rate contracts:			
Spot and forward foreign exchange	188,088	1,426	333
Other exchange rate contracts	15,176	193	48
	203,264	1,619	381
Interest rate contracts:			
Interest rate swaps	161,083	1,472	308
Other interest rate contracts	4,255	20	4
	165,338	1,492	312
Other derivative contracts	1,194	86	17

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance ("the Third Schedule") on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

In accordance with the Third Schedule, contingent liabilities and commitments are credit-related instruments which include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

33 Contingent liabilities, commitments and derivatives *(continued)*

Contract amount, credit equivalent amount and risk-weighted amount *(continued)*

In accordance with HKAS 39, acceptances and endorsements are recognised on the balance sheet in "Other assets" and "Other liabilities". These acceptances and endorsements are included in the capital adequacy calculation as contingencies in accordance with the Third Schedule.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive marked-to-market values and the potential future credit exposure in accordance with the Third Schedule.

Derivative financial instruments are held for trading, as financial instruments designated at fair value, or designated as either fair value hedge or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities of each class of derivatives.

	At 30 June 2006		*At 30 June 2005*		*At 31 December 2005*	
	Trading/ designated at fair value	***Hedging***	*Trading/ designated at fair value*	*Hedging*	*Trading/ designated at fair value*	*Hedging*
Contract amounts:						
Interest rate contracts	**107,608**	**51,974**	103,968	67,463	102,233	63,105
Exchange rate contracts	**303,678**	**–**	163,743	–	203,264	–
Other derivative contracts	**4,916**	**–**	311	–	1,194	–
	416,202	**51,974**	268,022	67,463	306,691	63,105
Derivative assets:						
Interest rate contracts	**688**	**480**	675	223	481	454
Exchange rate contracts	**983**	**–**	647	–	776	–
Other derivative contracts	**10**	**–**	7	–	4	–
	1,681	**480**	1,329	223	1,261	454
Derivative liabilities:						
Interest rate contracts	**999**	**507**	847	591	998	457
Exchange rate contracts	**578**	**–**	412	–	310	–
Other derivative contracts	**172**	**–**	7	–	27	–
	1,749	**507**	1,266	591	1,335	457

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

34 Accounting policies

The accounting policies applied in preparing this interim report are the same as those applied in preparing the financial statements for the year ended 31 December 2005, as disclosed in the Annual Report and Financial Statements for 2005 except for the following:

Amendments to Hong Kong Accounting Standard 39 ("HKAS 39") and Hong Kong Financial Reporting Standard 4 "Financial Instruments: Recognition and Measurement and Insurance Contracts - Financial Guarantee Contracts"

In prior years, financial guarantee contracts were accounted for under HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets" as contingent liabilities and were disclosed as off-balance sheet items.

With effect from 1 January 2006 and in accordance with the above amendment, financial guarantee contracts issued are recognised as financial liabilities and reported under "Other liabilities". Financial guarantees are recognised initially at fair value and subsequently measured at the higher of (a) the amount as provisions determined in accordance with HKAS 37; and (b) the amount initially recognised less cumulative amortisation.

Financial liabilities recorded under "Other liabilities" at 30 June 2006 amounted to HK$4 million. No restatement of comparative figures was made as the amounts were immaterial.

35 Statement of compliance

This interim report has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting". It also complies with the module on "Interim Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ("HKMA").

36 Statutory accounts

The information in this interim report is not audited and does not constitute statutory accounts.

Certain financial information in this interim report is extracted from the statutory accounts for the year ended 31 December 2005, which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 6 March 2006. The Annual Report and Financial Statements for the year ended 31 December 2005, which includes the statutory accounts, can be obtained on request from the Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website http://www.hangseng.com.

37 Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

38 Property revaluation

A revaluation of Hang Seng's premises and investment properties in the Hong Kong SAR was performed in June 2006 to reflect property market movements in the first half of 2006. The Group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for Group premises amounted to HK$582 million, of which HK$13 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$569 million was credited to the property revaluation reserve. Revaluation gains on investment properties of HK$305 million were recognised through the income statement in accordance with HKAS 40. The related deferred tax provisions for Group premises and investment properties were HK$102 million and HK$53 million respectively.

39 Immediate and ultimate holding companies

The immediate and ultimate holding companies of the Bank are The Hongkong and Shanghai Banking Corporation Limited (incorporated in Hong Kong) and HSBC Holdings plc (incorporated in England) respectively.

(Figures expressed in millions of Hong Kong dollars unless otherwise indicated)

1 Cross-border claims

Cross-border claims include receivables and loans and advances, and balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments, as well as accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims are shown as follows:

	Banks & other financial institutions	*Sovereign & public sector entities*	*Other*	*Total*
At 30 June 2006				
Asia-Pacific excluding Hong Kong:				
• Australia	**31,760**	**146**	**526**	**32,432**
• Other	**42,580**	**1,402**	**7,144**	**51,126**
	74,340	**1,548**	**7,670**	**83,558**
The Americas:				
• Canada	**18,902**	**3,628**	**2,775**	**25,305**
• Other	**21,351**	**2,602**	**9,029**	**32,982**
	40,253	**6,230**	**11,804**	**58,287**
Western Europe:				
• United Kingdom	**31,828**	**–**	**9,356**	**41,184**
• Other	**89,253**	**450**	**5,555**	**95,258**
	121,081	**450**	**14,911**	**136,442**
At 30 June 2005				
Asia-Pacific excluding Hong Kong:				
• Australia	25,194	61	954	26,209
• Other	27,760	1,600	6,197	35,557
	52,954	1,661	7,151	61,766
The Americas:				
• Canada	19,011	4,599	1,571	25,181
• Other	13,396	2,601	10,882	26,879
	32,407	7,200	12,453	52,060
Western Europe:				
• United Kingdom	25,206	15	6,897	32,118
• Other	79,498	2,577	6,757	88,832
	104,704	2,592	13,654	120,950

1 Cross-border claims *(continued)*

	Banks & other financial institutions	*Sovereign & public sector entities*	*Other*	*Total*
At 31 December 2005				
Asia-Pacific excluding Hong Kong:				
• Australia	23,961	144	712	24,817
• Other	38,140	1,447	6,882	46,469
	62,101	1,591	7,594	71,286
The Americas:				
• Canada	16,229	3,976	1,677	21,882
• Other	13,182	2,460	10,712	26,354
	29,411	6,436	12,389	48,236
Western Europe:				
• United Kingdom	23,008	–	7,842	30,850
• Other	81,089	1,430	6,207	88,726
	104,097	1,430	14,049	119,576

2 Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses for the Group. The Group's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors and delegated to the Treasurer who will allocate the limits to the individual traders. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk ("VAR") limits at a portfolio level.

The Group adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. In line with the HSBC Group, Hang Seng's VAR calculation is predominantly based on historical simulation ("HS") effective 3 May 2005. Prior to May 2005, VAR calculation was predominantly based on variance/co-variance ("VCV"). HS uses scenarios derived from historical market rates, and takes account of the relationships between different markets and rates, for example, interest rates and foreign exchange rates. Movements in market prices are calculated by reference to market data from the last two years. The assumed holding period is one-day period reflecting the way the risk positions are managed. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

2 Market risk *(continued)*

The Group's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the first halves of 2006 and 2005 are shown in the tables below. The VAR figures for the first half of 2005 are based on four months' VCV and two months' HS.

VAR

	At 30 June 2006	***Minimum during the period***	***Maximum during the period***	***Average for the period***
VAR for all interest rate risk and foreign exchange risk	**47**	**47**	**119**	**86**
VAR for foreign exchange risk (trading)	**5**	**3**	**16**	**6**
VAR for interest rate risk				
• trading	**15**	**3**	**15**	**7**
• non-trading	**51**	**51**	**123**	**91**

	At 30 June 2005	*Minimum during the period*	*Maximum during the period*	*Average for the period*
VAR for all interest rate risk and foreign exchange risk	194	123	264	205
VAR for foreign exchange risk (trading)	2	–	3	1
VAR for interest rate risk				
• trading	1	1	21	6
• non-trading	194	122	261	201

The average daily revenue earned from market risk-related treasury activities for the first half of 2006, including non-trading book net interest income and funding related to trading positions, was HK$5 million (HK$7 million for the first half of 2005). The standard deviation of these daily revenues was HK$3 million (HK$5 million for the first half of 2005). An analysis of the frequency distribution of daily revenues set out below shows that out of 121 trading days in the first half of 2006, losses were recorded on four days. Maximum daily loss was HK$2 million for the first half of 2006 (HK$4 million for the first half of 2005). The most frequent result was a daily revenue of between HK$2 million and HK$6 million, with 72 occurrences. The highest daily revenue was HK$12 million (HK$23 million in the first half of 2005).

2 Market risk *(continued)*



Daily distribution of market risk revenue for the first half of 2006
Number of days
Revenue (HK$m)
50
40
30
20
10
0
4
8
28
44
23
8
6
-2.0 to 0.0
0.0 to 2.0
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0



Daily distribution of market risk revenue for the first half of 2005
Number of days
Revenue (HK$m)
30
25
20
15
10
5
0
6
4
19
26
20
16
13
8
5
4
-6.0 to 0.0
0.0 to 2.0
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
12.0 to 14.0
14.0 to 16.0
16.0 to 24.0

Interest rate risk arises in both the treasury trading and non-trading portfolios, which are managed by treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for the first half of 2006 was HK$1 million (HK$5 million for the first half of 2005).

The Group's foreign exchange exposures mainly comprise foreign exchange trading by treasury and currency exposures originated from its banking business. The latter are transferred to treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for the first half of 2006 was HK$4 million (HK$2 million for the first half of 2005).

Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out in Note 3 to supplementary financial information, are managed by the Asset and Liability Management Committee.

3 Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. At 30 June 2006, the US dollar (US$) was the only currency in which the Group had a non-structural foreign currency position that exceeded 10 per cent of the total net position in all foreign currencies.

		At 30 June 2006		*At 30 June 2005*		*At 31 December 2005*
Non-structural position	***US$***	***RMB***	*US$*	*RMB*	*US$*	*RMB*
Spot assets	**202,537**	**8,960**	188,701	4,665	193,149	5,955
Spot liabilities	**(189,227)**	**(8,582)**	(177,851)	(4,526)	(168,513)	(6,008)
Forward purchases	**124,061**	**570**	61,568	384	84,026	439
Forward sales	**(129,724)**	**(827)**	(71,173)	(380)	(104,960)	(300)
Net options position	**25**	**–**	(4)	–	(77)	–
Net long non-structural position	**7,672**	**121**	1,241	143	3,625	86

At 30 June 2006, the Group's major structural foreign currency positions were US dollar and renminbi.

		At 30 June 2006		*At 30 June 2005*		*At 31 December 2005*
		% of total net structural position		*% of total net structural position*		*% of total net structural position*
Structural positions						
US dollar	**1,133**	**33.0**	1,037	33.0	1,035	32.5
Renminbi	**2,194**	**63.9**	1,997	63.6	2,043	64.1

The code for securities transactions by Directors

The Bank has adopted a Code for Securities Transactions by Directors on terms no less exacting than the required standards set out in the Model Code for Securities Transactions by Directors of Listed Issuers (set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")). Specific enquiries have been made with all Directors (including those who have ceased to be Directors during the first six months of 2006) who have confirmed that they complied with the Bank's Code for Securities Transactions by Directors at all the applicable times for the period from 1 January 2006 to 30 June 2006 (both dates inclusive).

Directors' and Alternate Chief Executives' interests

As at 30 June 2006, the interests of the Directors and Alternate Chief Executives in the shares, underlying shares of equity derivatives and debentures of the Bank and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) disclosed in accordance with the Listing Rules were detailed below.

	Personal Interests (held as beneficial owner)	Family Interests (Interests of spouse or child under 18)	Corporate Interests (Interests of controlled corporation)	Other Interests	Total Interests	Total Interests as % of the relevant issued share capital
Number of Ordinary Shares of HK$5 each in the Bank						
Directors:						
Mr Raymond C F Or	50,000	–	–	–	50,000	0.00
Mr John C C Chan	–	–	–	1,000[1]	1,000	0.00
Mr Patrick K W Chan	–	1,000	–	–	1,000	0.00
Mr Joseph C Y Poon	5,000	–	–	–	5,000	0.00
Number of Ordinary Shares of US$0.50 each in HSBC Holdings plc						
Directors:						
Mr Michael R P Smith	151,239[2]	–	–	300,685[7]	451,924	0.00
Mr Raymond C F Or	149,586	36,260	–	243,963[7]	429,809	0.00
Mr John C C Chan	14,283	–	–	3,000[1]	17,283	0.00
Mr Patrick K W Chan	1,301	4,935	–	50,238[7]	56,474	0.00
Mr Jenkin Hui	10,424	24,342	1,155,072[3]	–	1,189,838	0.01
Dr Eric K C Li	–	18,132	79,622[4]	–	97,754	0.00
Mr Joseph C Y Poon	23,718[5]	58,822	–	64,175[7]	146,715	0.00
Mr Peter T S Wong	85,339	20,548	–	86,033[7]	191,920	0.00
Alternate Chief Executives:						
Mr William W Leung	9,487	–	–	53,712[7]	63,199	0.00
Mrs Dorothy K Y P Sit	7,400[6]	1,000	–	52,216[7]	60,616	0.00

Notes:

(1) 1,000 shares in the Bank and 3,000 shares in HSBC Holdings plc were held by a trust of which Mr and Mrs John C C Chan were beneficiaries.

(2) These shares were jointly held by Mr and Mrs Michael R P Smith.

(3) Mr Jenkin Hui was entitled to fully control the voting power at general meetings of Parc Palais Incorporated, a private company, which beneficially held all of those shares referred to above as his corporate interests.

(4) Dr Eric K C Li was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(5) 22,599 shares were jointly held by Mr and Mrs Joseph C Y Poon.

(6) These shares were jointly held by Mrs Dorothy K Y P Sit and her husband.

(7) These represent interests in (i) options granted to Directors and Alternate Chief Executives under the HSBC share plans to acquire ordinary shares of US$0.50 each in HSBC Holdings plc; and (ii) conditional awards of shares under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans made in favour of Directors and Alternate Chief Executives and held by various trusts for ordinary shares of US$0.50 each in HSBC Holdings plc, as set against their respective names below:

	Options (please refer to the options table below for details)	Conditional awards of shares under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans (please refer to the awards table below for further information)	Total
Directors:			
Mr Michael R P Smith	–	300,685	300,685
Mr Raymond C F Or	2,504	241,459	243,963
Mr Patrick K W Chan	27,059	23,179	50,238
Mr Joseph C Y Poon	32,204	31,971	64,175
Mr Peter T S Wong	–	86,033	86,033
Alternate Chief Executives:			
Mr William W Leung	28,381	25,331	53,712
Mrs Dorothy K Y P Sit	5,435	46,781	52,216

Options

At 30 June 2006, the undermentioned Directors and Alternate Chief Executives held unlisted physically settled options to acquire the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names. These options were granted for nil consideration by HSBC Holdings plc.

	Options held at 30 June 2006	Options exercised during the first half of the year (ordinary shares of US$0.50 each)	Exercise price per share	Date granted	Exercisable from	Exercisable until
Directors:						
Mr Michael R P Smith	–	22,500[1]	£3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	–	24,000[1]	£5.0160	24 Mar 1997	24 Mar 2000	24 Mar 2007
	–	24,000[1]	£6.2767	16 Mar 1998	16 Mar 2001	16 Mar 2008
		70,500				
Mr Raymond C F Or	1,515	–	£6.4720	10 May 2004	1 Aug 2009	31 Jan 2010
	989	–	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	2,504					
Mr Patrick K W Chan	6,500	–	£7.4600	3 Apr 2000	3 Apr 2003	2 Apr 2010
	6,000	–	£8.7120	23 Apr 2001	23 Apr 2004	22 Apr 2011
	6,500	–	£8.4050	7 May 2002	7 May 2005	6 May 2012
	7,000	–	£6.9100	2 May 2003	2 May 2006	1 May 2013
	1,059	–	£5.3496	8 May 2003	1 Aug 2006	31 Jan 2007
	27,059					

	Options held at 30 June 2006	Options exercised during the first half of the year (ordinary shares of US$0.50 each)	Exercise price per share	Date granted	Exercisable from	Exercisable until
Mr Joseph C Y Poon	3,750	–	£5.0160	24 Mar 1997	24 Mar 2000	24 Mar 2007
	9,000	–	£6.3754	29 Mar 1999	29 Mar 2002	29 Mar 2009
	4,750	–	£7.4600	3 Apr 2000	3 Apr 2003	3 Apr 2010
	2,750	–	£8.7120	23 Apr 2001	23 Apr 2004	23 Apr 2011
	4,400	–	£8.4050	7 May 2002	7 May 2005	7 May 2012
	5,050	–	£6.9100	2 May 2003	2 May 2006	2 May 2013
	1,515	–	£6.4720	10 May 2004	1 Aug 2009	31 Jan 2010
	989	–	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	32,204					
Alternate Chief Executives:						
Mr William W Leung	7,000	–	£7.4600	3 Apr 2000	3 Apr 2003	2 Apr 2010
	7,000	–	£8.4050	7 May 2002	7 May 2005	6 May 2012
	6,000	–	£6.9100	2 May 2003	2 May 2006	1 May 2013
	6,500	–	£8.2830	30 Apr 2004	30 Apr 2007	29 Apr 2014
	1,059	–	£5.3496	8 May 2003	1 Aug 2006	31 Jan 2007
	582	–	£6.4720	10 May 2004	1 Aug 2007	31 Jan 2008
	240[(2)]	–	HK$103.4401	26 Apr 2006	1 Aug 2007	31 Oct 2007
	28,381					
Mrs Dorothy K Y P Sit	3,000	–	£8.7120	23 Apr 2001	23 Apr 2004	22 Apr 2011
	2,435	–	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	5,435					

Notes:

(1) At the date of exercise, 7 March 2006, the market value per share was £9.8950.

(2) Notification that he held these unlisted physically settled options to acquire ordinary shares of US$0.50 each in HSBC Holdings plc was given by Mr William W Leung in July 2006 on his becoming aware of the same.

Conditional awards of shares

At 30 June 2006, the interests of the Directors and Alternate Chief Executives in the conditional awards of shares made in favour of them under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans and held by various trusts for ordinary shares of US$0.50 each in HSBC Holdings plc were as follows:

	Awards held at 1 January 2006	Awards made during the first half of the year	Shares awarded released during the first half of the year	Awards held at 30 June 2006[1]
Directors:				
Mr Michael R P Smith	278,038	75,684	60,879	300,685
Mr Raymond C F Or	210,576	53,483	28,789	241,459
Mr Patrick K W Chan	9,980	12,927	–	23,179
Mr Joseph C Y Poon	18,539	12,927	–	31,971
Mr Peter T S Wong	113,805	53,483	83,794	86,033
Alternate Chief Executives:				
Mr William W Leung	20,002	12,927	7,995	25,331
Mrs Dorothy K Y P Sit	35,472	10,342	–	46,781

Note:
(1) This includes additional shares arising from scrip dividends.

All the interests stated above represent long positions. As at 30 June 2006, no short positions were recorded in the Register of Directors' and Alternate Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Other than those disclosed above, no right to subscribe for equity or debt securities of the Bank has been granted by the Bank to, nor have any such rights been exercised by, any person during the half year ended 30 June 2006.

Substantial interests in share capital

The register maintained by the Bank pursuant to the SFO recorded that, as at 30 June 2006, the following corporations had interests (as defined in that Ordinance) in the Bank set opposite their respective names:

Name of Corporation	Number of Ordinary Shares of HK$5 each in the Bank (Percentage of total)
The Hongkong and Shanghai Banking Corporation Limited	1,188,057,371 (62.14%)
HSBC Asia Holdings BV	1,188,057,371 (62.14%)
HSBC Asia Holdings (UK)	1,188,057,371 (62.14%)
HSBC Holdings BV	1,188,057,371 (62.14%)
HSBC Finance (Netherlands)	1,188,057,371 (62.14%)
HSBC Holdings plc	1,188,057,371 (62.14%)

The Hongkong and Shanghai Banking Corporation Limited is a subsidiary of HSBC Asia Holdings BV, which is a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn is a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV is a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn is wholly-owned by HSBC Holdings plc. Accordingly, The Hongkong and Shanghai Banking Corporation Limited's interests are recorded as the interests of HSBC Asia Holdings BV, HSBC Asia Holdings (UK), HSBC Holdings BV, HSBC Finance (Netherlands) and HSBC Holdings plc.

The Directors regard HSBC Holdings plc to be the beneficial owner of 1,188,057,371 ordinary shares in the Bank (62.14%).

All the interests stated above represent long positions. As at 30 June 2006, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

Capital issue

In June 2006, the Bank contracted to issue floating-rate subordinated notes amounting to US$450 million that mature in July 2016 with a one-time call option exercisable by the Bank in July 2011. The notes were issued to strengthen the Bank's capital base and support business growth in both Hong Kong and mainland China as part of the Bank's strategy for continuing to increase shareholder value.

Purchase, sale or redemption of the Bank's listed securities

Save for the contracted issuance of subordinated notes of US$450 million, during the six months ended 30 June 2006, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's listed securities.

Remuneration and staff development

There have been no material changes to the information disclosed in the Annual Report 2005 in respect of the remuneration of employees, remuneration policies and staff development.

Code on Corporate Governance Practices

The Bank is committed to high standards of corporate governance and follows the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in September 2001. The Bank also follows all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules since 30 June 2005.

The Audit Committee of the Bank has reviewed the results for the half year ended 30 June 2006.

Supervisory Policy Manual on Interim Financial Disclosure by Locally Incorporated Authorised Institutions

The information in the interim report for the half year ended 30 June 2006 fully complies with the module on "Interim Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

Hong Kong Accounting Standard 34 "Interim Financial Reporting" ("HKAS 34")

The information in the interim report for the half year ended 30 June 2006 complies with HKAS 34.

Register of shareholders

The Register of Shareholders of the Bank will be closed on Wednesday, 23 August 2006, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 22 August 2006. The second interim dividend will be payable on Thursday, 31 August 2006 to shareholders on the Register of Shareholders of the Bank on Wednesday, 23 August 2006.

Proposed timetables for the remaining quarterly dividends for 2006

Third interim dividend for 2006

Announcement date	6 November 2006
Book close and record date	20 December 2006
Payment date	3 January 2007

Fourth interim dividend for 2006

Announcement date	5 March 2007
Book close and record date	20 March 2007
Payment date	30 March 2007

Board of Directors

As at 31 July 2006, the Board of Directors of the Bank comprises Mr Michael R P Smith# (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.

* *Independent non-executive Directors*

\# *Non-executive Directors*

Registered Office

83 Des Voeux Road Central, Hong Kong
Telephone: (852) 2198 1111
Facsimile: (852) 2868 4047
Telex: 73311 73323
SWIFT: HASE HK HH
Website: http://www.hangseng.com

Stock Code

The Stock Exchange of Hong Kong Limited: 11

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong

Depositary*

The Bank of New York
American Depositary Receipts
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, USA
Telephone: 1-212-815-3700
Toll free (domestic): 1-888-269-2377
Website: http://www.stockbny.com
Email: shareowners@bankofny.com

* The Bank offers investors in the United States a Sponsored Level-1 American Depositary Receipts Programme through The Bank of New York.

Interim Report 2006

The Interim Report 2006 in both English and Chinese is now available in printed form and on the Bank's website: http://www.hangseng.com.

Shareholders who:

A) received this Interim Report 2006 by electronic means and wish to receive a printed copy; or
B) received this Interim Report 2006 in either English or Chinese and wish to receive a printed copy of the other language version,

may send a notice in writing to the Bank's Registrars:

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Facsimile: (852) 2865 0990
Email: hkinfo@computershare.com.hk

Shareholders who have chosen to receive this Interim Report 2006 by electronic means through the Bank's website and who, for any reason, have difficulty in receiving or gaining access to this Interim Report 2006, may submit a written request to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, and be sent this Interim Report 2006 in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Bank's future corporate communications at any time, free of charge, by completing and sending to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, a change request form which can be obtained from the Bank's Registrars.

Principal Photography: Bobby Lee


Managing wealth for you, with you.

Hang Seng Bank Limited
83 Des Voeux Road Central
Hong Kong

www.hangseng.com

Member HSBC *Group*